SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 July 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 30 July 2008
                   re:  Interim Results

2008 Interim Results

News release

BASIS OF PRESENTATION

In order to provide a clearer representation of the Group’s underlying business performance, the results have been presented on a continuing businesses basis. This excludes the following items:

•      insurance and policyholder interests volatility (page 49, note 9)

•      a provision in respect of certain historic US dollar payments (page 44, note 6)

•      the results of discontinued businesses (page 56, note 20)

•      profit on sale of businesses (page 42, note 5), and

•      the settlement of overdraft claims.

A reconciliation of this basis of presentation to the statutory profit before tax is shown on page 7. In addition, certain commentaries also separately analyse the impact of recent market dislocation on the Group’s Corporate Markets business (‘market dislocation’).

Unless otherwise stated the analysis throughout this document compares the half-year ended 30 June 2008 to the half-year ended 30 June 2007.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

KEY HIGHLIGHTS

“The first half of 2008 has been a period of considerable turbulence for the financial services sector and this has been compounded by the marked slowdown in the UK economy as a whole. Against this backdrop, Lloyds TSB continued to deliver good growth momentum in all its core businesses and is well positioned for a lower growth environment.

Given this strong performance and our confidence in the Group’s future earnings performance, the board has decided to increase the 2008 interim dividend by 2  per cent to 11.4  pence per share. This increase demonstrates the strength of the Group’s business model, balanced with a level of caution on the outlook for the UK economy.”

Sir Victor Blank
Chairman

•

Good underlying profit momentum. Profit before tax, on a continuing businesses basis, decreased 19 per cent to £1,573 million reflecting the impact of £585 million of market dislocation. Excluding this impact, profit before tax increased by 11 per cent to £2,158 million.

•

Statutory profit before tax reduced by 70 per cent to £599 million. A strong underlying business performance was offset, largely by the impact of market dislocation and adverse volatility relating to the Group’s insurance businesses (page 7).

•	Strong income growth. Income, excluding market dislocation, grew by 9 per cent reflecting strong revenue growth from the Group’s relationship banking businesses .

•

Excellent cost management. The Group’s cost:inco me ratio, excluding market dislocation, improved by 2 percentage points to 46.6  per cent, reflecting a 4 percentage point difference between income growth and cost growth.

•	Satisfactory credit quality. Retail impairment charge as a percentage of average lending lower than in the first half of 2007. Corporate asset quality also remains good.

•	Strong liquidity and funding position maintained throughout the recent turbulence in global financial markets.

•	Robust capital ratios maintained, with tier 1 capital ratio of 8.6 per cent and core tier 1 ratio of 6.2 per cent .

•	Interim dividend increased by 2 per cent, demonstrating the strength of the Group’s business model, balanced with a level of caution on the outlook for the UK economy.

GROUP CHIEF EXECUTIVE’S STATEMENT

In a period of considerable turbulence for the financial services sector and a slowdown in the UK economy, Lloyds  TSB has delivered another strong underlying performance for the first half of 2008. Our results for this period illustrate the strength of our relationship-based strategy and through the cycle business model.

On a statutory basis, profit before tax for the first half of 2008 was £599 million as our strong underlying performance was offset, largely by the impact of market dislocation and volatility relating to our insurance businesses. On a continuing businesses basis, and excluding the impact of market dislocation, which we believe is more reflective of the performance of the Group, profit before tax increased by 11 per cent to £2,158 million. This is a very good performance, delivered in a more challenging environment, and highlights the momentum the Group has achieved across our businesses.

A strong track record of delivery

Our first half results build on a strong track record of delivery built up over the last five years as we have consistently executed against our strategy to attract more customers to our franchise businesses, to deepen relationships with these customers over time, to deliver sustainable cost and productivity improvements in our operations and to make the most effective use of all our resources.

Excluding market dislocation, each of our three divisions has performed strongly, which has allowed us to further increase market share and profitability in our key product areas.

The successful delivery of our strategy, combined with trusted brands, a prudent approach to risk and a reputation for providing products and services that deliver value to our customers, underpins the Lloyds TSB model and delivers better results for our shareholders.

Continued strong growth momentum

The Group showed continued good momentum during the period with income and profit before tax, excluding market dislocation, up across all three divisions and the Group as a whole. All divisions and the Group had wide positive jaws (the rate of income growth exceeding that of cost growth) and this led to a further improvement in our cost:income ratio to 46.6 per cent, two percentage points lower than in the same period last year.

Looking forward, we expect a lower level of growth in the UK economy which will impact our business. However, our relationship based business model, our through the cycle approach to risk and the efficiency of our operation leave us well placed to weather the lower growth environment and indeed continue to grow the business.

Our robust capital and strong liquidity position enabled us to continue the strong momentum built up over the last few years. During the first half of 2008 we captured market share in many of our key relationship products and we have done so at higher margins, whilst maintaining good risk criteria.

In the Retail Bank we saw excellent new business flows and achieved first place in the league tables for current accounts, added value accounts and personal loans. Reflecting the strength of our business, we captured a market share of 24.4 per cent of net new lending in the mortgage market, increasing Group balances to £109  billion, and did so at significantly increased new business margins and at an average new loan-to -value ratio of 63 per cent. We opened nearly half a million current accounts during the half-year, the foundation of the customer relationship in our retail business, and increased our average additional cross-sell on account opening to 1.12  products per customer, up from 0.91 products per customer last year.

In the credit card business we continued to see a strong uptake in our Lloyds TSB AirMiles Duo account which now has 1.4 million account holders and is the fastest growing credit card brand in the UK. Over recent years we have placed a strong focus on increasing deposits and our Wealth Management business has performed particularly well with deposits up 25 per cent, closely followed by bank savings, up 19  per cent, over the last 12 months. Across the Retail Bank, deposit balances showed strong growth, up 10 per cent on last year to £85.6  billion.

Costs in the retail bank continue to be well managed with our cost:income ratio falling to 45.1 per cent, down from 47.0 per cent, resulting in strong positive jaws and double-digit profit before tax growth.

Insurance and Investments, a core component of Lloyds TSB’s customer relationship based business model, put in a solid performance despite lower sales of equity based savings and investment products. Profit before tax was up 15 per cent in Scottish Widows driven by an increase in new business profit, primarily reflecting an improved mix in protection sales towards higher margin products and an increase in the proportion of insurance based products, with strong sales of both corporate and individual pensions. Growth was driven through the more profitable bancassurance channel with sales up 8 per cent, resulting in an overall increase in market share for Scottish Widows.

General Insurance sales continued to grow both in the retail channel and through corporate partnering relationships and the launch of Essential Business Insurance, a key product for small business customers. Improved profitability was due to lower flood claims, improved claims processes and good cost disciplines.

Overall divisional costs decreased year on year by 2 per cent leading to wide positive jaws, a lower cost:income ratio of 41.8 per cent and double-digit profit before tax growth.

In Wholesale and International Banking, profit before tax was down 52 per cent as excellent new business flows and an improved cross sales performance were more than offset by the impact of market dislocation. Whilst we cannot ignore the impact of market dislocation on our business, we believe that it is also informative to look at the underlying performance of the business, excluding market dislocation. On this basis profit before tax was up 22 per cent.

In our Corporate business we saw a significant uplift in volumes, resulting from our investment in people and the range of products available. With a premium on the availability of credit we were able to secure a higher proportion of lead manager roles during the period and a higher overall market share. This in turn led to increased cross sales enabling us to increase our share of wallet, at higher margins whilst maintaining our conservative risk profile.

In Commercial Banking we continued our success, with strong growth in business volumes and improvements in operating efficiencies. Growth was spread across both lending and deposit balances, with an increased focus on the more valuable higher turnover businesses where the opportunity for cross sales is greater. Market share increases were achieved with customers across key target markets, reflecting good progress in attracting customers ‘switching’ from other financial services providers. Asset quality in the Commercial portfolio remains strong as a result of our ‘through the cycle’ risk policy, and our continued move towards secured lending which now represents approximately 87 per cent of the portfolio.

The period saw increased investment across the wholesale business to increase the number of front line relationship managers and to provide a more comprehensive product suite for our customers. Whilst this led to an 8 per cent increase in costs, the higher underlying income resulted in wide positive jaws of 10 percentage points and an improved cost:income ratio of 46.4 per cent versus 51.0 per cent last year.

Investing for growth

Investment to support our future growth continues to be a priority for the business. Income is reinvested in the business each year across people, systems, infrastructure and marketing to support new products and services and to drive cross sales income.

Key themes for investment include improving access for customers through initiatives such as our new store design and the upgrading of our internet platform, and providing enhanced products and services such as new flexible insurance products and the ‘your finances’ integrated retail sales capability, which increases the effectiveness of our sales teams in front of the customer. Whilst a great deal of our investment is focused towards new products and services, investment is also used to deliver sustained cost and productivity improvements through flexible resourcing, lean processing and procurement initiatives. We remain on target to deliver £250 million of net cost savings from our productivity programme in 2008 with £118  million delivered in the first half.

Outlook

While we continue to deliver a strong operating and financial performance, there is no doubt that we are entering a period of lower growth for the UK economy. Bank deleveraging and declining property valuations have impacted consumer confidence and contributed to lower growth. The business plans that we adopted last year were based on our assumption that the economy would slow in 2008, and were consistent with our business model which takes a prudent, through the cycle approach to risk. As a result, we have not needed to materially revise our strategy in light of the recent economic trends.

Our central forecast for UK economic growth this year remains at the 1.6 per cent we quoted in our 2007 full year results. Our business plans also recognise the potential risk of a more severe economic downturn, and recent events suggest that such a risk has increased. However, we believe that our customer relationship focus, solid cost control and robust risk policies will support continued strong financial performance and good business growth were this to occur.

Well positioned for a lower growth environment

As we move into more uncertain times, our asset portfolios are in good shape, given we have limited exposure to some of the more fragile areas of the economy, such as residential buy-to-let and leveraged loans. In commercial property, our exposures are well managed with strong cash flow coverage and conservative loan-to -value ratios. Whilst we expect arrears and impairments to increase, we believe the impact on the business is manageable. Actions taken include continuous management of our credit criteria, improved and increased collections capability and a move towards more secured lending, whilst also focusing our lending to our franchise customers, where we have a superior understanding of the risk profile.

Our approach to risk has meant that we remain well positioned to capture growth opportunities at a time when others have pulled back from the market. As a result, we have been able to capture market share in a number of key areas and at higher margins without impacting the overall quality of our business.

Capital and dividend

During the first half of 2008, the Group has continued to make progress in delivering strong underlying revenue growth, whilst increasing room for investment in building the business, and this has been supported by strong cost disciplines. Our capital management is strong and our capital ratios remain robust and are sufficient to support our current organic growth plans.

As a result of its confidence in the Group’s future performance, the board has decided to increase the 2008 interim dividend by 2 per cent to 11.4p per share. This increase demonstrates the strength of the Group’s business model, balanced with a level of caution reflecting the slowing UK economic environment.

People

Underpinning these positive results and the progress made against our business objectives are our people. I  would like to thank them for their continued dedication, professionalism and commitment which makes such a big difference to our business performance, and gives me confidence that we will continue to deliver strong operating and financial results in the months and years ahead.

J Eric Daniels

Group Chief Executive

SUMMARY OF RESULTS

	Half-year to 30 June 2008	Half-year to 30 June 2007	Change	Half-year to 31 Dec 2007
	£m	£m	%	£m

Results – statutory
Total income, net of insurance claims	4,628	5,590	(17)	5,116
Operating expenses	2,930	2,760	(6)	2,807
Trading surplus	1,698	2,830	(40)	2,309
Impairment	1,099	837	(31)	959
Profit before tax	599	1,993	(70)	2,007
Profit attributable to equity shareholders	576	1,540	(63)	1,749
Economic profit (page 57, note 21)	58	1,027		1,211
Earnings per share (page 57, note 22)	10.2p	27.3p	(63)	31.0p
Post-tax return on average shareholders’ equity	10.0%	27.0%		29.3%
Proposed dividend per share (page 63, note 26)	11.4p	11.2p	2	24.7p

Results – continuing businesses basis
Total income, net of insurance claims
- Before impact of market dislocation	5,899	5,392	9	5,678
- Impact of market dislocation	(477)	-		(188)
	5,422	5,392	1	5,490
Operating expenses	2,750	2,618	(5)	2,712
Trading surplus
- Before impact of market dislocation	3,149	2,774	14	2,966
- Impact of market dislocation	(477)	-		(188)
	2,672	2,774	(4)	2,778
Impairment
- Before impact of market dislocation	991	837	(18)	867
- Impact of market dislocation	108	-		92
	1,099	837	(31)	959
Profit before tax
- Before impact of market dislocation	2,158	1,937	11	2,099
- Impact of market dislocation	(585)	-		(280)
	1,573	1,937	(19)	1,819

Profit attributable to equity shareholders	1,109	1,454	(24)	1,285
Economic profit	613	951	(36)	774
Earnings per share	19.6p	25.8p	(24)	22.8p
Post-tax return on average shareholders’ equity	20.1%	26.0%		22.6%

PROFIT ANALYSIS BY DIVISION

	Half-year to 30 June 2008	Half-year to 30 June 2007†	Change	Half-year to 31 Dec 2007†
	£m	£m	%	£m

UK Retail Banking (page 15 )	911	793	15	927

Insurance and Investments (page 19)	431	330	31	418

Wholesale and International Banking (page 25 )
- Before impact of market dislocation	960	789	22	791
- Impact of market dislocation	(585)	-		(280)
	375	789	(52)	511
Central group items	(144)	25		(3 7)
Profit before tax - continuing businesses
- Before impact of market dislocation	2,158	1,937	11	2,099
- Impact of market dislocation	(585)	-		(280)
	1,573	1,937	(19)	1,819
Volatility (page 49, note 9)
- Insurance	(505)	9		(286)
- Policyholder interests (page 50 , note 9)	(289)	(63)		(159)
Discontinued businesses (page 56, note 20)	-	146		16
Profit on sale of businesses (page 42, note 5)	-	-		657
Provision in respect of certain historic US dollar payments	(180)	-		-
Settlement of overdraft claims	-	(36)		(40)
Profit before tax - statutory	599	1,993	(70)	2,007
Taxation (page 44, note 7)	(11)	(433)		(246)
Profit for the period	588	1,560	(62)	1,761

Profit attributable to minority interests	12	20		12
Profit attributable to equity shareholders	576	1,540	(63)	1,749
Earnings per share (page 57, note 22)	10.2p	27.3p	(63)	31.0p

† Segmental analyses for 2007 have been restated as explained in note 2.

KEY BALANCE SHEET MEASURES

	30 June 2008	30 June 2007	Change	31 Dec 2007
	£m	£m	%	£m
Balance sheet
Shareholders’ equity	10,797	11,373	(5)	12,141
Net assets per share	187p	199p	(6)	212p
Total assets	367,782	353,095	4	353,346
Risk-weighted assets (Basel II basis)	153,873	n/a		142,567
Loans and advances to customers	229,621	200,181	15	209,814
Customer deposits	162,129	144,654	12	156,555

Risk asset ratios (Basel II basis)
Total capital	11.3%	n/a		11.0%
Tier 1 capital	8.6%	n/a		9.5%
Core tier 1 capital	6.2%	n/a		7.4%

GROUP FINANCE DIRECTOR’S INTERIM MANAGEMENT REPORT

In the first half of 2008 the Group delivered a resilient performance against the backdrop of significant turbulence in global financial markets and a marked slowdown in the UK economic environment. Statutory profit attributable to equity shareholders however decreased by 63 per cent to £576 million and earnings per share decreased by 63 per cent to 10.2p, reflecting the impact of the recent market dislocation and insurance volatility, caused by lower equity markets and wider credit spreads in fixed income markets. Profit before tax fell by 70 per cent to £599 million.

To enable meaningful comparisons to be made with the first half of 2007, the income statement commentaries below are on a continuing businesses basis (see ‘basis of presentation’). In addition, certain commentaries also exclude the impact of market dislocation in our Corporate Markets business.

Building strong customer relationships

Lloyds TSB’s strategy to build strong customer franchises and grow our business by realising the considerable potential within those franchises continues to deliver strong results. We have continued to extend the reach and depth of our customer relationships, achieving good sales growth, whilst also improving productivity and efficiency. The underlying performance of the business, excluding the impact of market dislocation, remains strong with revenue growth remaining well ahead of cost growth.

Like many other financial institutions, the Group’s Corporate Markets business has been affected by the recent market dislocation; however, the relationship focus of our strategy has meant that the impact on the Group’s profit before tax was limited to £585 million in the first half of 2008 (£477  million reduction in income; £108 million increase in impairment). This largely reflects the impact of continuing mark-to-market adjustments in certain legacy trading portfolios, resulting from the marketwide repricing of liquidity and credit, together with the write-down of a number of Asset Backed Securities and Structured Investment Vehicle Capital Notes. Notably, even after fully absorbing this impact, Wholesale and International Banking profit before tax of £375 million was down only 52 per cent from last year’s record first half performance.

The Group continues to maintain a strong funding and liquidity profile and has continued to fund at market leading rates, with the overall margin impact of funding the Group’s balance sheet remaining broadly unchanged. However, the Group has benefited from improvements in a number of individual product margins, particularly in new mortgages and corporate lending. The Group’s core relationship businesses have also benefited from our strong credit ratings, relative balance sheet strength and funding capability and this has resulted in increased opportunities over the last six months to grow the Group’s customer franchises.

Continued momentum throughout the business

Profit before tax, excluding the impact of the £585 million market dislocation, increased by £221 million, or 11 per cent, to £2,158 million, underpinned by good relationship banking momentum. On this basis, revenue growth of 9 per cent exceeded cost growth of 5 per cent, with each division delivering stronger revenue growth than cost growth.

Good income growth

Overall income growth of 9 per cent, excluding the impact of market dislocation, reflects good progress in delivering our divisional strategies. We have increased income from both new and existing customers, with strong growth in both assets and liabilities, as well as an increase in fee-related income.

Group net interest income, excluding insurance grossing (page 13), increased by £632 million, or 23 per cent, to £3,329 million. Over the last 12 months, total assets increased by 4 per cent to £368 billion, with a 15 per cent increase in loans and advances to customers, reflecting strong levels of customer lending growth in Commercial Banking, Corporate Markets and mortgages. Customer deposits increased by 12 per cent to £162 billion, supported by strong growth in savings balances in the retail bank, where bank savings increased by 19 per cent and wealth management balances by 25 per cent. Customer deposits in our Corporate Markets, Commercial and International businesses increased by 16 per cent.

The net interest margin from our banking businesses (page  51, note  11) increased by 8 basis points, to 2.82 per cent , as improved product margins offset an adverse mix effect. Overall product margins were 13 basis points higher, reflecting stronger new business product margins in the mortgage and corporate businesses. Stronger growth in finer margin mortgages and flat wider margin unsecured consumer lending contributed to the negative mix effect which reduced the overall margin by 6 basis points. Overall central funding costs not reflected in product margins were broadly stable, improving the margin by 1 basis point .

Other income, net of insurance claims and excluding insurance grossing, decreased by £604 million, or 23 per cent, to £2,073 million , largely reflecting the impact of market dislocation. In the retail bank, higher fees and commissions receivable as a result of good growth in added value current accounts and card services were offset by lower creditor insurance commissions and the impact of changes in product design leading to a greater proportion of earnings being recognised as net interest income rather than fee income. In addition, good levels of growth were achieved in fee based product sales to commercial banking customers.

Excellent cost management

The Group continues to invest in improving processing efficiency, resulting in continued tight control over costs. During the first half of 2008, operating expenses increased by 5 per cent to £2,750 million. Over the last 12 months, staff numbers have fallen by 953 (2 per cent ) to 58,493, largely as a result of further efficiency improvements in back-office processing centres. These improvements in operational effectiveness have resulted in a further reduction in the Group cost:income ratio, excluding market dislocation, from 48.6 per cent to 46.6 per cent . The Group’s programme of productivity initiatives has continued to deliver significant benefits, improving underlying cost efficiency and creating greater headroom for further investment in the business, and the Group remains on track to deliver its expected net cost benefits of approximately £250 million in 2008 from this programme.

Overall credit quality remains satisfactory

In UK Retail Banking, impairment losses increased by £28 million, or 4 per cent, to £655 million , largely reflecting the impact of lower house prices on the mortgage impairment charge. In terms of unsecured lending, our asset quality remains good and our current arrears performance remains satisfactory. As a result, we do not expect the retail unsecured impairment charge in 2008 to significantly exceed the unsecured impairment charge in 2007. However, in the context of the uncertain UK economic environment and the potential for increased consumer arrears and insolvencies, we are continuing to enhance our underwriting, collections and fraud prevention procedures.

The asset quality of our mortgage portfolio has remained excellent, with arrears levels up 3 per cent compared to a year ago. However, the current difficult economic environment has eroded the improved arrears performance of the latter part of 2007 and means that arrears levels have increased slightly over the last six months, a trend that is expected to continue. The fall in the house price index during the first half has however led to an increase of £36 million in the house price index related charge for impairments in the first half of the year. Looking forward, our view is for a fall in the house price index of between 10 and 15 per cent during 2008. Were the index to fall by, for example, 12.5 per cent this year, we might expect the house price index related impact on the impairment charge in the second half of 2008 to be approximately £100 million.

The Wholesale and International Banking charge for impairment losses increased by £234 million to £444 million, including a £108 million impairment charge relating to the impact of market dislocation in the first half of 2008. The remaining charge reflects a modest increase in the level of impairments as a result of the economic slowdown in the UK, the impact of recent growth rates in Corporate lending and higher impairment from provisions against a small number of specific situations.

Overall, impairment losses increased by 31 per cent to £1,099 million. Our impairment charge on loans and advances expressed as an annualised percentage of average lending was 0.89 per cent , excluding the impact of market dislocation, compared to 0.82 per cent in the first half of 2007 (excluding the impact of the 2007 Finance Act) (page  54, note  16). Impaired assets increased by 21 per cent to £6,097 million and now represent 2.6 per cent of total lending, up from 2.5 per cent at 30  June 2007.

Limited exposure to assets affected by current capital markets uncertainties

Whilst no bank has been immune to the impact of the recent turbulence in global financial markets, Lloyds TSB’s high quality business model means that the Group’s Corporate Markets business has relatively limited exposure to assets affected by current capital markets uncertainties (page 40, note  4).

US sub-prime Asset Backed Securities (ABS) and ABS Collateralised Debt Obligations (CDOs)

Lloyds TSB has no direct exposure to US sub-prime ABS and limited indirect exposure through ABS CDOs. During the first half of 2008, the market value of our holdings in ABS CDOs reduced and, as a result, the Group has taken an income statement charge of £62 million, leaving a residual investment of £70 million, net of hedges. The Group’s residual investment of £70 million is stated net of credit default swap (CDS) protection totalling £297 million purchased from a monoline financial guarantor. At 30 June 2008, the underlying assets supported by this protection had fallen in value. During the first half of 2008, the Group has written down the value of this protection by £170 million, following a rating agency downgrade to the financial guarantor and consequent increased protection costs, leaving a reliance on the CDS protection totalling £121 million. The Group has no exposure to mezzanine ABS CDOs. In addition, we have £1,382 million (31 December 2007: £1,861 million) of ABS CDOs which are fully cash collateralised by major global financial institutions.

Structured Investment Vehicles (SIVs)

During the first half of 2008 the Group wrote down the value of its SIV assets by £46  million, leaving a residual exposure to SIV Capital Notes at 30  June 200 8 of £35  million. Additionally, at 30  June  2008 the Group had commercial paper back up liquidity facilities totalling £85 million (31 December 2007: £370 million), of which £22 million had been drawn. During July 2008, these liquidity facilities were reduced to £22 million, fully drawn. The Group has no SIV-Lite exposure.

Scottish Widows has no exposure to US sub-prime ABS either directly or indirectly through CDOs. At 30 June 2008, the Group’s exposure to short-dated SIV commercial paper through Scottish Widows totalled £7 million. All of Scottish Widows’ short-dated SIV instruments that have matured over the last 12 months have done so at expected value.

Trading portfolio

In the first half of 2008, Corporate Markets also saw a reduction in profit before tax of £307 million as a result of the impact of mark-to-market adjustments in certain legacy trading portfolios, to reflect the marketwide repricing of liquidity and credit. At 30  June 2008 the trading portfolio contained £173   million of indirect exposure to US sub-prime mortgages and ABS CDOs. This super senior exposure is protected by note subordination.

Available-for-sale assets

At 30  June 2008, the Group’s portfolio of available-for-sale assets totalled £25,032  million (31 December 2007: £20,196   million ) of which £24,414 million (31 December 2007: £19,662 million ) were held in Corporate Markets. A significant proportion of these Corporate Markets assets (£7,645 m illion) related to the ABS in Cancara, our hybrid Asset  Backed Commercial Paper conduit. The residual assets comprised £3,231 m illion Student Loan ABS, predominantly guaranteed by the US  Government, £8,342 m illion government bond and short-dated bank commercial paper and certificates of deposit and £5,196  million major bank senior paper and high quality ABS. Although the Group expects to hold its available-for-sale assets until maturity, temporary mark-to-market adjustments are required to be taken through reserves. During the first half of 2008, a net £630  million reserves adjustment, which has no impact on the Group’s capital ratios, has been made to reflect a reduction in the value of available-for-sale assets.

Total assets in Cancara were £11,653 m illion at 30 June 2008, comprising £7,645   million ABS and £4,008  million client receivables transactions. Cancara, which is fully consolidated in the Group’s accounts, is managed in a very conservative manner, and this is demonstrated by the quality and ratings stability of its underlying asset portfolio. At 30  June 200 8, the ABS bonds in Cancara were 92 per cent Aaa/AAA rated by Moody’s and Standard &  Poor’s respectively, and there was no exposure either directly or indirectly to sub-prime US mortgages within the ABS portfolio. At 30  June 200 8 the client receivables portfolio included no US sub-prime mortgage exposure.

Insurance volatility

In the first half of 2008, high levels of volatility and wider credit spreads in fixed income markets and significantly lower equity markets contributed to adverse volatility of £505 million relating to the insurance business. This principally reflects a reduction in the market consistent valuation of the annuity portfolio, driven by the continued widening of corporate bond spreads in the first half of 2008, and lower expected future shareholder income from contracts where the underlying policyholder investments are in equities.

Provision relating to certain historic US dollar payments

As previously reported, the Group has provided information relating to certain historic US dollar payments to a number of authorities including The Office of Foreign Assets Control, the US Department of Justice and the New York County District Attorney’s office. The Group is involved in ongoing discussions with these and other authorities with respect to agreeing a resolution of their investigations. Discussions have advanced towards resolution since the year end and the Group has provided £180 million in respect of this matter in the first half of 2008.

Taxation charge

The Group’s tax charge for the first half of 2008 was £11 million, which was an effective tax rate of 1.8 per cent. This low effective tax rate, compared to the standard UK corporation tax rate, reflects a significant policyholder interests related tax credit reflecting a charge for policyholder interests within the Group’s profit before tax as a result of the fall in property, gilt, bond and equity values (page 44, note 7).

Robust capital position

At the end of June 2008, the Group’s capital ratios remained robust with a total capital ratio on a Basel  II basis of 11.3 per cent, a tier 1 ratio of 8.6 per cent and a core tier 1 ratio of 6.2 per cent (page 55, note 18). During the first half of the year, the Group issued capital instruments totalling £2.6 billion, however the Group’s capital ratios have also been affected by the impact of adverse insurance volatility, market dislocation, the timing of dividend payments and also reflect good levels of balance sheet growth. Over the last six months, risk-weighted assets increased by 8 per cent to £154 billion, reflecting strong growth in our mortgage and Corporate Markets businesses.

Scottish Widows remains strongly capitalised and, at the end of June 2008, the working capital ratio of the Scottish Widows Long Term Fund was an estimated 19.9 per cent (page  58, note  23). During the first half of 2008 a dividend of £0.2   billion was paid to the Group, bringing the total capital repatriation since the beginning of 2005 to over £3.8 billion. In June 2008 Standard & Poor’s announced that it had re-affirmed its Scottish Widows ‘AA-’ debt rating, which remains on positive outlook.

Maintaining a strong liquidity and funding position

The current dislocation in global capital markets has been a severe examination of the banking system’s capacity to absorb sudden significant changes in the funding and liquidity environment, and individual institutions have faced varying degrees of stress. Throughout the market dislocation, the Group has maintained a strong liquidity position for both the Group’s funding requirements, which are supported by our strong and stable retail and corporate deposit base, and those of its sponsored conduit, Cancara. Retail and corporate deposit inflows have been strong and the Group continues to benefit from its strong credit ratings and diversity of funding sources. In January 2008, Moody’s announced that it had re-affirmed its ‘Aaa’ long-term debt rating for Lloyds TSB Bank plc, and in June 2008 Standard & Poor’s announced that it has re–affirmed its ‘AA’ long-term debt rating for the Bank.

Delivering strong underlying earnings momentum

The first half of 2008 has been a challenging period for all banks, however Lloyds TSB’s high quality, more conservative business model remains well positioned to withstand the difficulties of global financial markets turbulence and the marked slowdown in the economic environment. The Group remains well positioned to continue to leverage its strong balance sheet and funding capability in this challenging environment. A summary of the principal risks and uncertainties that the Group is likely to face in the second half is provided in note 8 on page 45. There have been no material or unusual related party transactions during the half-year (page 36, note 1).

Strong earnings momentum has continued in the retail banking and insurance businesses, as well as our relationship focused Corporate and Commercial businesses. These strong performances have resulted in a good level of income growth which, combined with excellent cost control, has resulted in good underlying profit momentum. The Group has continued to maintain satisfactory overall asset quality and a robust capital position. As a result, the Group is well placed to maintain the recent core business momentum established, and we expect to continue to perform well in the second half of 2008.

Tim Tookey

Acting Group Finance Director

SUMMARISED SEGMENTAL ANALYSIS

Half-year to 30 June 2008	UK Retail Banking	Insurance and Investments **	Wholesale and International Banking	Central group items	Group excluding insurance gross up	Insurance gross up**	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,990	(33)	1,450	(78)	3,329	313	3,642
Other income	862	846	489	(34)	2,163	(1,727)	436
Total income	2,852	813	1,939	(112)	5,492	(1,414)	4,078
Insurance claims	-	(90)	-	-	(90)	1,434	1,344
Total income, net of insurance claims	2,852	723	1,939	(112)	5,402	20	5,422
Operating expenses	(1,286)	(302)	(1,120)	(32)	(2,740)	(10)	(2,750)
Trading surplus (deficit)	1,566	421	819	(144)	2,662	10	2,672
Impairment	(655)	-	(444)	-	(1,099)	-	(1,099)
Profit (loss) before tax *	911	421	375	(144)	1,563	10	1,573
Volatility
- Insurance	-	( 50 5 )	-	-	(5 05)	-	(5 05)
- Policyholder interests	-	-	-	-	-	(289)	(2 89)
Provision in respect of certain historic US dollar payments	-	-	(180)	-	(180)	-	(180)
Profit (loss) before tax	911	(84)	195	(144)	878	(279)	5 99

Half-year to 30 June 2007 †	UK Retail Banking	Insurance and Investments**	Wholesale and International Banking	Central group items	Group excluding insurance gross up	Insurance gross up**	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,798	(56)	1,109	(154)	2,697	100	2,797
Other income	883	833	931	182	2,829	3,380	6,209
Total income	2,681	777	2,040	28	5,526	3,480	9,006
Insurance claims	-	(152)	-	-	(152)	(3,462)	(3,614)
Total income, net of insurance claims	2,681	625	2,040	28	5,374	18	5,392
Operating expenses	(1,261)	(307)	(1,041)	(3)	(2,612)	(6)	(2,618)
Trading surplus	1,420	318	999	25	2,762	12	2,774
Impairment	(627)	-	(210)	-	(837)	-	(837)
Profit before tax *	793	318	789	25	1,925	12	1,937
Volatility
- Insurance	-	9	-	-	9	-	9
- Policyholder interests	-	-	-	-	-	(63)	(63)
Discontinued businesses	-	119	22	-	141	5	146
Settlement of overdraft claims	(36)	-	-	-	(36)	-	(36)
Profit (loss) before tax	757	446	811	25	2,039	(46)	1,993

SUMMARISED SEGMENTAL ANALYSIS (continued)

Half-year to 31 December 2007 †	UK Retail Banking	Insurance and Investments**	Wholesale and International Banking	Central group items	Group excluding insurance gross up	Insurance gross up**	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,897	(50)	1,271	(214)	2,904	321	3,225
Other income	914	908	713	180	2,715	2,853	5,568
Total income	2,811	858	1,984	(34)	5,619	3,174	8,793
Insurance claims	-	(150)	-	-	(150)	(3,153)	(3,303)
Total income, net of insurance claims	2,811	708	1,984	(34)	5,469	21	5,490
Operating expenses	(1,287)	(304)	(1,111)	(3)	(2,705)	(7)	(2,712)
Trading surplus (deficit)	1,524	404	873	(37)	2,764	14	2,778
Impairment	(597)	-	(362)	-	(959)	-	(959)
Profit (loss) before tax*	927	404	511	(37)	1,805	14	1,819
Volatility
- Insurance	-	(286)	-	-	(286)	-	(286)
- Policyholder interests	-	-	-	-	-	(159)	(159)
Discontinued businesses	-	26	6	-	32	(16)	16
Profit on sale of businesses	-	272	385	-	657	-	657
Settlement of overdraft claims	(40)	-	-	-	(40)	-	(40)
Profit (loss) before tax	887	416	902	(37)	2,168	(161)	2,007

*Excluding volatility, results of discontinued businesses, profit on sale of businesses, a provision in respect of certain historic US dollar payments and the settlement of overdraft claims.

**The Group’s income statement includes income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact upon the profit attributable to equity shareholders. In order to provide a clearer representation of the underlying trends within the Insurance and Investments segment, these items are shown within a separate column in the segmental analysis above.

† Segmental analyses for 2007 have been restated as explained in note 2.

In the first half of 2008 the contribution from Central group items was a negative £144 million compared to a positive contribution of £25 million in the same period in 2007. The result in 2008 has been dominated by the impact of volatility in the yield curve upon the fair value of derivatives entered into for risk management purposes, after taking into account the effect of hedge accounting adjustments. The cost of hedging the subordinated debt issued during the period has also contributed to the loss incurred.

DIVISIONAL PERFORMANCE

UK RETAIL BANKING

	Half-year to 30 June 2008	Half-year to 30 June 2007†	Change	Half-year to 31 Dec 2007†
	£m	£m	%	£m

Net interest income	1,990	1,798	11	1,897
Other income	862	883	(2)	914
Total income	2,852	2,681	6	2,811
Operating expenses	(1,286)	(1,261)	(2)	(1,287)
Trading surplus	1,566	1,420	10	1,524
Impairment	(655)	(627)	(4)	(597)
Profit before tax, excluding settlement of overdraft claims	911	793	15	927
Settlement of overdraft claims	-	(36)		(40)
Profit before tax	911	757	20	887

Cost:income ratio*	45.1%	47 .0%		45.8%

Total assets	£ 122.5bn	£112.7 bn	9	£115.0bn
Customer deposits	£85.6bn	£78.0bn	10	£82.1bn

*Excluding settlement of overdraft claims.

† Restated, see note 2.

Key highlights

•	Excellent profit performance, against a slowdown in economic activity. Profit before tax increased by 15 per cent to £911 million, excluding the settlement of overdraft claims.

•	Strong income momentum maintained, up 6 per cent , supported by overall sales growth of 8 per cent.

•	Strong growth in deposits resulted in a 10 per cent increase in deposit balances, with 19 per cent growth in bank savings.

•	Excellent market share of net new mortgage lending, estimated at 24.4 per cent in the first half of the year.

•

Improved net interest margin, with net interest margin in the first half of 2008 8 basis point s higher than the first half of 2007, reflecting improved key product margins, particularly in new mortgages and unsecured personal lending.

•

Continued good cost management, with a clear focus on investing to improve service quality and processing efficiency. Excluding the impact of the settlement of overdraft claims, operating expenses increased by only 2  per  cent and there was an improvement in the cost:income ratio to 45.1 per cent .

•

The quality of new lending continues to be strong, reflecting the continued tightening of credit policy. The impairment charge as a percentage of average lending in the first half of 2008 was lower than in the same period in 2007 .

UK RETAIL BANKING (continued)

During the first half of 2008, UK Retail Banking continued to make substantial progress in each of its key strategic priorities: growing income from its existing customer base; expanding its customer franchise; and improving productivity and efficiency. In each of these areas, a key focus has been on sales of recurring income products, such as current accounts and savings products which, combined with higher lending related income, has supported the strong rate of revenue growth.

Profit before tax from UK Retail Banking increased by £154  million, or 20 per cent, to £911 million, reflecting strong levels of franchise growth, excellent cost management and a slightly higher impairment charge. Excluding the settlement of overdraft claims, profit before tax increased by 15 per cent to £911 million. Total income increased by £171 million, or 6  per cent, whilst operating expenses remained well controlled, increasing by 2  per cent.

Growing income from the customer base

The r etail b ank has continued to make excellent progress, delivering strong product sales growth and revenue momentum, notwithstanding the challenging UK economic environment. Overall sales increased by 8 per cent, with improvements over a broad range of products. Sales volumes were particularly strong in the internet channel with an increase of 49  per cent and now amount to 10 per cent of overall product sales. The continued strong sales growth has been driven by strong levels of growth in mortgages, personal loans, bank savings and wealth management products. Our market share of new business in these key product areas has continued to increase, as the retail bank has successfully leveraged the benefit of the Group’s strong balance sheet to support increasing customer sales.

Customer deposits have increased strongly, by 10 per cent over the last 12  months, with particularly strong progress in growing our relationship focused bank savings and wealth management deposit balances, with increases of 19 per cent and 25 per cent respectively. Our Cash ISA product was extremely successful, with almost 350,000 Cash ISA’s sold in the first half of the year, and total cash ISA deposits were five times those taken in the whole of 2007.

	30 June 2008	30 June 2007	Change	31 Dec 2007
Current account and savings balances	£m	£m	%	£m

Bank savings	45,165	38,062	19	41,976
C&G deposits	13,964	14,502	(4)	14,861
Wealth management	5,916	4,737	25	4,939
UK Retail Banking savings	65,045	57,301	14	61,776
Current accounts	20,594	20,684	-	20,305
Total customer deposits	85,639	77,985	10	82,081

Over the last 12 months, the Group has made significant progress in building its mortgage business, in a mortgage market that has slowed considerably. We are currently expecting UK net new mortgage lending for 2008 to total approximately £60 billion, compared to £108 billion in 2007. The Group continues to focus on those segments of the prime mortgage market where value can be created whilst taking a conservative approach to credit risk. Lloyds TSB has long adopted an approach of managing for a value, targeting growth in profitable new business rather than overall market share. This approach, together with a recent material uplift in interest spreads, has led to new business net interest margins strengthening significantly.

UK RETAIL BANKING (continued)

Gross new mortgage lending for the Group increased by 5 per cent to £16.8  billion (2007H1: £ 16.0 billion), with the mortgage market being supported predominantly by re-mortgage activity. This represents a substantial increase in our share of gross lending to 11.3 per cent (2007H1:9.0 per cent). This, in conjunction with a reduction in the Group’s share of mortgage redemptions, has led to a significant increase in our market share of net new lending to approximately 24.4  per cent. Mortgage balances outstanding increased by 9 per cent to £109.3  billion.

In June 2008 the Group announced that it has entered into a three year agreement with Northern Rock, whereby certain Northern Rock mortgage customers approaching the end of their fixed rate period will be offered the opportunity to switch to a Lloyds TSB mortgage. The agreement with Northern Rock is consistent with our strategy of building our core franchise and deepening relationships with customers. It will allow the Group to accelerate new business growth in a low risk manner.

Despite tightened credit criteria and a slowdown in consumer demand, we have maintained our market leading position in personal loans, growing our market share of the unsecured personal loans market whilst remaining primarily focused on our current account customer base. Unsecured consumer credit balances were broadly flat with personal loan balances outstanding at 30  June 200 8 up 6 per cent at £11.8  billion, whilst credit card balances fell slightly to £6.5  billion.

Expanding the customer franchise

In addition to the strong growth in product sales from existing customers, the Group has continued to make progress in expanding its customer franchise. The retail bank opened nearly half a million new current accounts during the first half of the year, supported by an updated range of added value current accounts with enhanced product features.

Wealth management continues to make good progress with its expansion plans to deliver an enhanced wealth management offer comprising private banking, open architecture portfolio management, retirement planning, insurance and estate planning services. New funds under management increased by 40 per cent, Investment Portfolio cases grew by 17  per cent and wealth management banking deposits increased by 25 per cent. As a result, despite a 15 per cent reduction in the FTSE 100 index, total customer assets increased by 7 per cent .

The demand for the Lloyds TSB Airmiles Duo credit card account, which was launched in the middle of 2007, has continued to be extremely strong, with 1.4 million customers now signed up to use the account. Duo customers tend to be higher quality, more transactional customers. As a result, Lloyds TSB has maintained its position as a UK market leader in new credit card issuance in the first half of 2008, and over the last 12 months has doubled its estimated new business market share to 12 per cent. In addition, Lloyds TSB has been the leading consumer debit card issuer in the UK during the first half of the year.

UK RETAIL BANKING (continued)

Improving productivity and efficiency

We have continued to benefit from recent investment in reducing the levels of administration and processing work carried out in branches. This has enabled us to further increase our focus on meeting the needs of our customers and has supported improved productivity in the branch network sales effort. Average sales by staff in the branch network have shown good growth on the levels achieved in 2007, as we have continued to reallocate more staff from back office roles into customer facing activities. These improvements have supported a further improvement in the retail banking cost:income ratio, excluding the impact of the settlement of overdraft claims, to 45.1 per cent, from 47.0 per cent last year.

Telephone banking has continued to improve the quality of the service which it provides to customers, allowing us to focus on better meeting the needs of our customers whilst also improving efficiency. We are now offering customers more automated services, including the payment of bills, and a single point of telephone contact.

Impairment levels remain satisfactory

Impairment losses on loans and advances were slightly higher at £655 million, largely reflecting the impact of lower house prices on the mortgage impairment charge. The impairment charge as a percentage of average lending was slightly lower at 1.12 per cent, compared to 1.15 per cent in the first half of last year. Over 99  per cent of new personal loans and 90  per cent of new credit cards sold during the first half of 2008 were to existing customers. The level of arrears in the credit card portfolio continued to improve during the first half of 2008, whilst personal loans and overdraft arrears remained broadly stable.

In terms of unsecured lending, our asset quality remains good and our current arrears performance remains satisfactory. As a result, we do not expect the retail unsecured impairment charge in 2008 to significantly exceed the unsecured impairment charge in 2007. However, in the context of the uncertain UK economic environment and the potential for increased consumer arrears and insolvencies, we are continuing to enhance our underwriting, collections and fraud prevention procedures.

Mortgage credit quality remains excellent with arrears remaining broadly stable, up 3 per cent over the last 12 months. The fall in the house price index over the last six months has however led to an increase of £36 million in the house price index related charge for impairments in the first half of the year. Looking forward, our view is for a fall in the house price index of between 10 and 15 per cent during 2008. Were the index to fall by, for example, 12.5 per cent this year, we might expect the house price index related component of the impairment charge in the second half of 2008 to be approximately £100 million.

Excluding the impact of this house price index related charge, mortgage impairments remained at a relatively low level. In Cheltenham & Gloucester, the average indexed loan-to-value ratio on the mortgage portfolio was 47 per cent, and the average loan-to-value ratio for new mortgages and further advances written during the first half of 2008 was 63 per cent. At 30 June 2008, only 4 per cent of balances had an indexed loan-to-value ratio in excess of 95  per cent . Compared to the Council of Mortgage Lenders (CML) industry averages at 31 March 2008, Cheltenham & Gloucester had approximately half the industry average for properties in possessions and new repossessions as a percentage of total cases in the first quarter of 2008. In addition, arrears in the Group’s buy-to-let portfolio represent only a small fraction of CML industry averages. We extensively stress-test our lending to changes in macroeconomic conditions and we remain very confident in the quality of our mortgage portfolio.

INSURANCE AND INVESTMENTS

	Half-year to 30 June 2008	Half-year to 30 June 2007†	Change	Half-year to 31 Dec 2007†
Continuing businesses, excludin g volatility and profit on sale of businesses	£m	£m	%	£m

Net interest income	(33)	(56)	41	(50)
Other income	846	833	2	908
Total income	813	777	5	858
Insurance claims	(90)	(152)	41	(150)
Total income, net of insurance claims	723	625	16	70 8
Operating expenses	(302)	(307)	2	(304)
Insurance grossing adjustment (page 13)	10	12		14
Profit before tax	431	330	31	418

Profit before tax analysis
Life, pensions and OEICs
New business profit – life and pensions	124	80	55	83
New business loss – OEICs	(11)	(12)	8	(10)
Existing business	158	167	(5)	244
Expected return on shareholders’ net assets	27	25	8	20
	298	260	15	337
General insurance	113	50	126	60
Scottish Widows Investment Partnership	20	20	-	21
Profit before tax	431	330	31	418

Present value of new business premiums (PVNBP)	5,375	5,372	-	5,052
PVNBP new business margin (EEV basis)	3.0%	3.4%		2.9%
Post-tax return on embedded value (EEV basis, page 61 , note 24)	11.7%	10.8%		10.4%

† Restated, see note 2.

Key highlights

•	Strong profit performance. Profit before tax increased by 31 per cent to £431 million.

•	Good income growth and strong cost management. Income increased by 5 per cent, whilst operating expenses decreased by 2 per cent.

•	Good sales performance, with an 8 per cent increase in Scottish Widows’ bancassurance sales offsetting a 5 per cent reduction in sales through the IFA distribution channel.

•	Continued high returns . On an EEV basis, the post-tax return on embedded value remained high at 11.7 per cent .

•	Strong profit performance in General insurance. Profits more than doubled in the first half of 2008 following non-repetition of the severe weather conditions in 2007.

•	Resilient performance by Scottish Widows Investment Partnership, as profit before tax remained stable against the backdrop of a significant reduction in equity market levels.

INSURANCE AND INVESTMENTS (continued)

Scottish Widows life, pensions and OEICs

Profit before tax increased by £38  million, or 15  per cent, to £298 million.

Life and pensions new business profit, on an IFRS basis and excluding volatility, increased by 55 per cent to £124 million , reflecting an improved mix in protection sales towards higher margin products and an increase in the proportion of insurance-based products.

During the first half of 2008, Scottish Widows has continued to make good progress in each of its key business priorities: to maximise bancassurance success; to profitably grow IFA sales; to improve service and operational efficiency; and to optimise capital management.

Maximising bancassurance success

During the first half of 2008, the value of Scottish Widows’ bancassurance new business premiums increased by 8 per cent, building on the success of the simplified product range for distribution through the Lloyds TSB branch network, Commercial Banking and Wealth Management channels. Sales of OEICs through the wealth segment were particularly strong and have more than offset a reduction in volumes through the mass market segment, where a reduction in the sales of equity-backed OEICs has been partly offset by strong sales of capital protected savings products. Sales of protection products also increased significantly reflecting the successful launch of a number of enhancements to the ‘Protection for Life’ product suite. Scottish Widows’ UK market share in its key life, pensions and investments markets in the bancassurance distribution channel continues to grow.

IFA sales

Sales through the IFA distribution channel decreased by 5 per cent reflecting a reduction in marketwide IFA sales. Sales performance was particularly strong in corporate pensions which grew by 32 per cent following the strengthening of our product offer and the gain of a number of new corporate pension scheme mandates. In addition, sales of individual pensions increased by 12 per cent reflecting a positive market response to the introduction of post-retirement options to the Scottish Widows Retirement Account pension product. Challenging conditions in the external investment bond market, partly driven by changes in Capital Gains Tax regulations, led to a significant reduction, of 53 per cent, in the sale of savings and investment products within the IFA channel.

INSURANCE AND INVESTMENTS (continued)

	Half-year to 30 June 2008	Half-year to 30 June 2007	Change	Half-year to 31 Dec 2007
Present value of new business premiums (PVNBP)	£m	£m	%	£m

Life and pensions:
Protection	515	488	6	472
Savings and investments	253	499	(49)	414
Individual pensions	1,234	1,092	13	981
Corporate and other pensions	1,159	928	25	1,213
Retirement income	506	516	(2)	528
Managed fund business	132	344	(62)	142
Life and pensions	3,799	3,867	(2)	3,750
OEICs	1,576	1,505	5	1,302
Life, pensions and OEICs	5,375	5,372	-	5,052

Single premium business	4,067	4,378	(7)	3,9 97
Regular premium business	1,308	994	32	1,055
Life, pensions and OEICs	5,375	5,372	-	5,052

Bancassurance	2,302	2,138	8	1,958
Independent financial advisers	2, 799	2,950	(5)	2,867
Direct	27 4	284	(4)	227
Life, pensions and OEICs	5,375	5,372	-	5,052

Improving service and operational efficiency

The business has made further improvements in service and operational efficiencies, and the benefits can be seen in a continued reduction of 2 per cent in expenses, notwithstanding ongoing investment in building an enhanced suite of products. In addition, Scottish Widows has been awarded Best Individual Pension Provider and Best Pension Provider in the 2008 Financial Adviser Life & Pension awards.

Optimising capital management

Scottish Widows has maintained its strong focus on improving capital management. The post-tax return on embedded value, on an EEV basis, increased further to 11.7 per cent, partly reflecting a lower value of in-force business. During the first half of 2008, £0.2  billion of capital was repatriated to the Group via the regular annual dividend payment, giving a total capital repatriation of over £3.8  billion since the beginning of 2005.

INSURANCE AND INVESTMENTS (continued)

Results on a European Embedded Value (EEV) basis

Lloyds TSB continues to report under IFRS, however, in line with industry best practice, the Group provides supplementary financial reporting for Scottish Widows on an EEV basis. The Group believes that EEV represents the most appropriate measure of long-term value creation in life assurance and investment businesses.

Continuing businesses*	Half-year to 30 June 2008	Half-year to 30 June 2007		Half-year to 31 Dec 2007
Life, pensions and OEICs		Life, pensions and OEICs	Change	Life, pensions and OEICs
	£m	£m	%	£m

New business profit	160	180	(11)	146
Existing business
- Expected return	158	146	8	150
- Experience variances	-	3		38
- Assumption changes	24	(8)		(24)
	1 82	141	29	164
Expected return on shareholders’ net assets	75	81	(7)	85
Profit before tax, adjusted for capital repatriation*	417	402	4	395
Impact of capital repatriation to Group	-	13		8
Profit before tax*	417	415	-	403
New business margin (PVNBP)	3.0%	3.4%		2.9%
Embedded value (period end) – continuing businesses	£4,903m	£5,421 m		£5,365 m
Post-tax return on embedded value*	11.7%	10.8%		10.4%

* Excluding volatility and other items (page  49, note  9) .

Adjusting for the impact of capital repatriation to Group, EEV profit before tax from the Group’s life, pensions and OEICs business increased by 4 per cent to £417  million.

New business profit fell by £20 million, or 11 per cent, to £160 million and the overall new business margin reduced to 3.0 per cent, from 3.4 per cent in the first half of last year. The reduction in both reflects a decrease in sales of equity-related OEIC products in our mass market customer business, and an increase in finer margin OEIC sales through our Wealth Management business. The life and pensions new business margin remained strong at 3.6 per cent (page 61, note 24).

Existing business profit increased by 29 per cent . Expected return increased by 8 per cent to £158  million driven by an increase in profits from our annuity portfolio. Experience variances are not significant, with adverse lapse experience within our life and pensions business offset by favourable lapse experience within OEICs and other items. The positive assumption changes of £24 million largely reflect reduced OEIC costs. This compares to adverse assumption changes of £8 million in the first half of last year as improved income from our OEICs business was more than offset by modelling changes in the life and pensions business. The expected return on shareholders’ net assets decreased by £6 million as a result of a lower volume of free assets, driven by lower investment markets.

Overall the post-tax return on embedded value increased to 11.7 per cent.

Insurance and Investments (continued)

Scottish Widows Investment Partnership

Pre-tax profit from Scottish Widows Investment Partnership (SWIP) was unchanged at £20 million. The impact of falling equity and bond markets on annual management charges received was offset by improved cost management throughout the business. Over the last 12 months, SWIP’s assets under management decreased by £7.6 billion to £90.2 billion, again largely reflecting the impact of lower equity, bond and property market values.

Movements in funds under management

The following table highlights the movement in retail and institutional funds under management.

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£bn	£bn	£bn

Opening funds under management	102.7	105.7	102.6

Movement in Retail Funds
Premiums	5.9	6.2	5.5
Claims	(2.2)	(2.1)	(2.7)
Surrenders	(2.7)	(2.8)	(3.6)
Net inflow of business	1.0	1.3	(0.8)

Investment return, expenses and commission	(6.1)	1.7	0.7
Net movement	(5.1)	3.0	(0.1)

Movement in Institutional Funds
Lloyds TSB pension schemes	-	(5.7)	-
Other institutional funds	-	(0.3)	(0.3)
Investment return, expenses and commission	(1.9)	0.5	0.8
Net movement	(1.9)	(5.5)	0.5

Proceeds from sale of Abbey Life	-	-	1.0
Dividends and surplus capital repatriation	(0.2)	(0.6)	(1.3)
Closing funds under management	95.5	102.6	102.7

Managed by SWIP	90.2	97.8	97.6
Managed by third parties	5.3	4.8	5.1
Closing funds under management	95.5	102.6	102.7

Including assets under management within our UK Wealth Management and International Private Banking businesses, Groupwide funds under management decreased by 5 per cent to £115 billion.

Insurance and Investments (continued)

General insurance

	Half-year to 30 June 2008	Half-year to 30 June 2007†	Change	Half-year to 31 Dec 2007†
	£ m	£m	%	£m

Commission receivable	280	335	(16)	313
Commission payable	(315)	(353)	11	(339)
Underwriting income (net of reinsurance)	303	294	3	297
Other income	14	5		14
Net operating income	282	281	-	285
Claims paid on insurance contracts (net of reinsurance)	(90)	(152)	41	(150)
Operating income, net of claims	192	129	49	135
Operating expenses	(79)	(79)	-	(75)
Profit before tax	113	50	126	60

Claims ratio	29%	50%		49%
Combined ratio	76%	96%		93%

† Restated, see note 2.

Profit before tax from our general insurance operations increased by £63  million, to £113 million, reflecting a £57 million reduction in claims due to the absence of the severe weather related claims experienced in the first half of 2007 and the continued benefits from ongoing investment in our claims processes.

Net operating income increased by £1  million, reflecting good increases in income from home insurance underwriting, with sales through the branch network generating an increase in new business premiums of 10 per cent, partly offset by lower creditor insurance income. Our continued focus on improving operational efficiency and improving the effectiveness of our marketing spend has resulted in costs remaining flat despite ongoing investment in key strategic initiatives.

Developing key insurance partnerships

General Insurance continues to invest in the development of its Corporate Partnership distribution arrangements and significant benefits from recent acquisitions and new partnership arrangements agreed during the first half of 2008, particularly with Resolution Life and Readers Digest, have already started to be delivered and are expected to underpin further improvement over the next few years. New sales through corporate partnering relationships have more than doubled since the first half of last year.

Improving Efficiency and Service

Claims are £62 million lower than in the first half of last year, principally reflecting the absence of extreme weather related claims experienced last year. Adjusting for these extreme weather related claims, the claims ratio improved from 31 per cent to 29 per cent.

During June and July 2007 Lloyds TSB Insurance received over 4,600 claims resulting from flood events. By the end of June 2008, 94 per cent of these customers were back in their refurbished homes, and the small number of more difficult properties are on track for near-term completion. Customer feedback on the service delivered has been very positive, and customer satisfaction measures have continued to improve.

WHOLESALE AND INTERNATIONAL BANKING

Continuing businesses, excluding a provision in respect of certain historic US dollar payments and profit on sale of businesses	Half-year to 30 June 2008	Half-year to 30 June 2007†	Change	Half-year to 31 Dec 2007†
	£m	£m	%	£m
Net interest income	1,450	1,109	31	1,271
Other income
- Before market dislocation	966	931	4	901
- Market dislocation	(477)	-		(188)
	489	931	(47)	713
Total income
- Before market dislocation	2,416	2,040	18	2,172
- Market dislocation	(477)	-		(188)
	1,939	2,040	(5)	1,984
Operating expenses	(1,120)	(1,041)	(8)	(1,111)
Trading surplus	819	999	(18)	873
Impairment
- Before market dislocation	(336)	(210)	(60)	(270)
- Market dislocation	(108)	-		(92)
	(444)	(210)	(111)	(362)
Profit before tax		-
- Before market dislocation	960	789	22	791
- Market dislocation	(585)	-		(280)
	375	789	(52)	511

Cost:income ratio	57.8%	51.0%		56.0%
Cost:income ratio, excluding market dislocation	46.4%	51.0%		51.2%

Total assets	£172.8bn	£151.4 bn	14	£163.3 bn
Customer deposits	£74.4bn	£64.4bn	16	£72.3bn

† Restated, see note 2.

Key highlights

•	Continued strong relationship banking momentum. Excluding the impact of market dislocation, profit before tax increased by 22 per cent, to £960 million.

•

Overall profits impacted by turbulence in global financial markets. Whilst the division has limited exposure to assets affected by current capital market uncertainties, the impact of recent market dislocation has been to reduce profit before tax in the first half of 2008 by £585 million.

•

Excellent progress in expanding our Corporate Markets business, with a 27 per cent increase in Corporate Markets income supporting a 22 per cent increase in profit before tax, excluding the impact of market dislocation. Cross-selling income in Corporate Markets increased by 64 per cent.

•	Continued strong franchise growth in Commercial Banking, with a 9 per cent growth in income and a further increase in our market share of higher value customers.

•

Strong risk management and good asset quality, despite a rise of £234  million in impairment losses, largely as a result of the £108  million impact of market dislocation and an increase in impairments from a small number of specific situations.

Wholesale and International Banking (continued)

In Wholesale and International Banking, the Group has continued to make significant progress in its strategy to develop the Group’s strong corporate and small to medium business customer franchises and, in doing so, become the best UK mid-market focused wholesale bank. In a challenging external market environment, the division has continued to make substantial progress in its relationship banking businesses, benefiting particularly from the strength of the Group’s balance sheet and the Group’s strong liquidity and funding capabilities. In Corporate Markets, further good progress has been made in developing our relationship banking franchise supported by a strong cross-selling performance. In Commercial Banking, strong growth in business volumes, further customer franchise improvements and good progress in improving operational efficiency, were offset by an increase in the impairment charge.

Overall, the division’s profit before tax decreased by 52  per cent to £375  million, reflecting the £585 million reduction in profits as a result of market dislocation. Excluding this impact, profit before tax increased by 22  per cent, with a continued strong performance in our relationship banking businesses. This has generated overall income growth, excluding the impact of market dislocation, of 18 per cent, driven by strong Corporate Markets and Commercial Banking income growth of 27 per cent and 9 per cent respectively. This exceeded cost growth of 8  per cent, largely reflecting further investment in building the Corporate Markets business, leading to an improvement in the cost:income ratio to 46.4    per cent, from 51.0 per cent last year. Trading surplus, excluding the impact of market dislocation, increased by £297  million, or 30  per cent, to £1,296 million.

The charge for impairment losses on loans and advances increased by £234  million to £444  million, as a result of the £108 million impact of market dislocation, a modest increase in the level of impairments reflecting the economic slowdown in the UK, the impact of recent growth in the corporate lending portfolio, and an increase in impairments from provisions against a small number of specific situations. Despite this increase in the impairment charge we believe that we remain relatively well positioned to withstand the economic slowdown as a result of our prudent credit management policy, and our overall corporate and SME lending remains good.

Profit before tax by business unit	Half-year to 30 June 2008	Half-year to 30 June 2007†	Change	Half-year to 31 Dec 2007†
	£m	£m	%	£m
Corporate Markets
- Before impact of market dislocation	620	508	22	502
- Impact of market dislocation	(585)	-		(280)
	35	508	(93)	222
Commercial Banking	222	224	(1)	24 5
International Banking	80	68	18	70
Asset Finance	35	23	52	16
Other	3	(34)		(42)
Profit before tax
- Before market dislocation	960	789	22	791
- Market dislocation	(585)	-		(280)
	375	789	(52)	511

† Restated, see note 2.

Wholesale and International Banking (continued)

Co rporate Markets	Half-year to 30 June 2008	Half-year to 30 June 2007†	Change	Half-year to 31 Dec 2007†
	£m	£m	%	£m

Net interest income	714	443	61	539
Other income
- Before market dislocation	381	419	(9)	389
- Market dislocation	(477)	-		(188)
	(96)	419		201
Total income
- Before market dislocation	1,095	862	2 7	928
- Market dislocation	(477)	-		(188)
	618	862	(28)	740
Operating expenses	(339)	(303)	(12)	(329)
Trading surplus	279	559	(50)	411
Impairment
- Before market dislocation	(136)	(51)	(1 67)	(97)
- Market dislocation	(108)	-		(92)
	(244)	(51)		(189)
Profit before tax*
- Before market dislocation	620	508	22	502
- Market dislocation	(585)	-		(280)
	35	508	(93)	222

*Excluding a provision in respect of certain historic US dollar payments.

† Restated, see note 2.

In Corporate Markets, profit before tax fell by 93  per cent, however, excluding the impact of market dislocation, profit before tax increased by 22 per cent. On this basis, income increased by 27  per cent, supported by strong growth in corporate lending and a 64 per cent increase in cross-selling income. This strong growth in cross-selling income has been supported by the Group’s ability to leverage its strong funding capabilities and fund at market leading rates, which has enabled the Corporate Markets business to continue to grow significantly in the first half of 2008. Corporate Markets has continued to build its product capabilities and has been fulfilling substantially increased customer demand for interest rate and currency derivative products.

The trading surplus, excluding market dislocation, increased by 35  per cent and resulted in a further improvement in the cost:income ratio to 31.0 per cent, from 35.2 per cent in the first half of 2007. Operating expenses increased by 12 per cent to £339 million, reflecting significant further investment in people to support the substantial business growth in our Corporate Markets relationship business. Excluding the impact of market dislocation, the increase in the impairment charge reflects a modest increase in level of impairments as a result of the economic slowdown in the UK, the impact of recent growth in the corporate lending portfolio and impairments relating to provisions against a small number of specific situations.

Wholesale and International Banking (continued)

Commercial Banking	Half-year to 30 June 2008	Half-year to 30 June 2007†	Change	Half-year to 31 Dec 2007†
	£m	£m	%	£m

Net interest income	475	438	8	47 0
Other income	227	208	9	221
Total income	702	646	9	69 1
Operating expenses	(394)	(375)	(5)	(394)
Trading surplus	308	271	14	29 7
Impairment	(86)	(47)	(83)	(52)
Profit before tax	222	224	(1)	24 5

† Restated, see note 2.

Profit before tax in Commercial Banking fell by £2 million, or 1 per cent, as strong growth in business volumes, growth in the Commercial Banking customer franchise and further improvements in operational efficiency and effectiveness, were offset by an increase in the impairment charge, primarily reflecting one individual transaction. Income increased by 9 per cent to £702 million, reflecting disciplined growth in lending and deposit balances, and an increased focus on the more valuable higher turnover customer relationships which have substantially greater product needs. Over the last few reporting periods, the Group has continued to build its market share of high value customers in the £0.5 to £2 million and £2 to £15 million turnover range to 16 per cent, and to 13 per cent respectively, as a result of continuing to make good progress in attracting customers ‘switching’ from other financial services providers.

Costs were 5 per cent higher. Cost management remains a priority and the business is now starting to capture significant benefits from recent investments in improved IT infrastructure, allowing further investment to be made in higher levels of relationship managers. Asset quality in the Commercial Banking portfolios has remained good and over 87 per cent of the portfolio is supported by security, however impairment provisions rose by £39 million largely reflecting one individual transaction. Excluding this provision, the impairment charge as a percentage of average lending was broadly stable, although in the last few months there has been some increase in the level of arrears reflecting the economic slowdown in the UK.

Wholesale and International Banking (continued)

International Banking	Half-year to 30 June 2008	Half-year to 30 June 2007†	Change	Half-year to 31 Dec 2007†
	£m	£m	%	£m

Net interest income	116	94	23	107
Other income	97	87	11	92
Total income	213	181	18	199
Operating expenses	(131)	(116)	(13)	(128)
Trading surplus	82	65	26	71
Impairment	(2)	3		(1)
Profit before tax	80	68	18	70

† Restated, see note 2.

Profit before tax in International Banking grew by 18 per cent to £80 million reflecting strong income growth from meeting the needs of our customers, as the Group has increased its focus on growing its customer franchise in the increasingly global mobile affluent and high net worth wealth management market. Total income grew to £213 million, up 18 per cent (12 per cent excluding the impact of exchange rate movements), reflecting strong customer franchise growth, improved lending volumes at increased margins and strong growth in customer deposits. Costs increased by 13 per cent (6 per cent excluding the impact of exchange rate movements) reflecting increased investment in our target Private Banking and Expatriate Banking markets, and the trading surplus increased by 26 per cent.

Asset Finance	Half-year to 30 June 2008	Half-year to 30 June 2007†	Change	Half-year to 31 Dec 2007†
	£m	£m	%	£m

Net interest income	144	133	8	15 0
Other income	230	220	5	203
Total income	374	353	6	35 3
Operating expenses	(227)	(219)	(4)	(220)
Trading surplus	147	134	10	133
Impairment	(112)	(111)	(1)	(117)
Profit before tax	35	23	52	16

† Restated, see note 2.

Profit before tax in Asset Finance increased by 52  per cent to £35 million, largely reflecting good income growth, a strong focus on improving efficiency and effectiveness, lower staff numbers and continued tight credit criteria. Income increased by £21  million, or 6 per cent, whilst costs were 4 per   cent higher and, notwithstanding the economic slowdown in the UK, the impairment charge increased by only £1  million, to £112 million. This reflects the recent tightening of credit criteria, improved collections procedures and lower balances outstanding. In Personal Finance, new business volumes have risen modestly in a competitive market. Our Contract Hire business, Autolease, has performed well by continuing to leverage its strong market position and efficient operation.

CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED INCOME STATEMENT

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m

Interest and similar income	8,713	7,982	8,892
Interest and similar expense	(5,066)	(5,136)	(5,639)
Net interest income	3,647	2,846	3,253
Fee and commission income	1,582	1,597	1,627
Fee and commission expense	(351)	(301)	(299)
Net fee and commission income	1,231	1,296	1,328
Net trading income	(4,817)	2,366	757
Insurance premium income	2,914	2,535	2,895
Other operating income	309	668	284
Other income	(363)	6,865	5,264
Total income	3,284	9,711	8,517
Insurance claims	1,344	(4, 121)	(3,401)
Total income, net of insurance claims	4,628	5,590	5,116
Operating expenses	(2,930)	(2,760)	(2,807)
Trading surplus	1,698	2,830	2,309
Impairment	(1,099)	(837)	(959)
Profit on sale of businesses	-	-	657
Profit before tax	599	1,993	2,007
Taxation	(11)	(433)	(246)
Profit for the period	588	1,560	1,761

Profit attributable to minority interests	12	20	12
Profit attributable to equity shareholders	576	1,540	1,749
Profit for the period	588	1,560	1,761

Basic earnings per share	10.2 p	27.3p	31.0p
Diluted earnings per share	10.1 p	27.1p	30.8p

Dividend per share for the period *	11.4 p	11.2p	24.7p
Dividend for the period *	£648m	£632m	£1,394 m

*The dividend for the half-year to 30 June 2008 represents the interim dividend for 2008 which will be paid and accounted for on 1 October 2008 (the dividends shown for the half-year to 30 June 2007 and the half-year to 31 December 2007 represent the interim and final dividends for 2007 which were paid and accounted for on 3 October 2007 and 7 May 2008 respectively).

CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED balance sheet

30 June 2008		30 June 2007	31 Dec 2007
	£m	£m	£m

Assets
Cash and balances at central banks	3,616	1,255	4,330
Items in course of collection from banks	1,883	1,727	1,242
Trading and other financial assets at fair value through profit or loss	52,037	68,424	57,911
Derivative financial instruments	9,914	6,640	8,659
Loans and advances to banks	29,319	33,599	34,845
Loans and advances to customers	229,621	200,181	209,814
Available-for-sale financial assets	25,032	21,994	20,196
Investment property	3,366	5,177	3,722
Goodwill	2,358	2,377	2,358
Value of in-force business	2,101	2,890	2,218
Other intangible assets	182	141	149
Tangible fixed assets	2,856	3,220	2,839
Other assets	5,497	5,470	5,063
Total assets	367,782	353,095	353,346

Equity and liabilities
Deposits from banks	40,207	40,017	39,091
Customer accounts	162,129	144,654	156,555
Items in course of transmission to banks	835	727	668
Trading and other financial liabilities at fair value through profit or loss	3,572	2,866	3,206
Derivative financial instruments	9,931	6,890	7,582
Debt securities in issue	58,437	49,812	51,572
Liabilities arising from insurance contracts and
participating investment contracts	35,780	41,985	38,063
Liabilities arising from non-participating
investment contracts	16,331	25,609	18,197
Unallocated surplus within insurance businesses	433	628	554
Other liabilities	11,306	12,072	9,690
Retirement benefit obligations	1,925	2,332	2,144
Current tax liabilities	108	946	484
Deferred tax liabilities	632	1,236	948
Other provisions	381	233	209
Subordinated liabilities	14,694	11,378	11,958
Total liabilities	356,701	341,385	340,921

Equity
Share capital	1,441	1,430	1,432
Share premium account	1,396	1,284	1,298
Other reserves	(685)	351	(60)
Retained profits	8,645	8,308	9,471
Shareholders’ equity	10,797	11,373	12,141
Minority interests	284	337	284
Total equity	11,081	11,710	12,425
Total equity and liabilities	367,782	353,095	353,346

CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
Share capital and premium		Other reserves	Retained profits	Minority interests	Total
	£m	£m	£m	£m	£m

Balance at 1 January 2007	2,695	336	8,124	352	11,507
Movements in available-for-sale financial assets, net of tax:
- change in fair value	-	14	-	-	14
- transferred to income statement in respect of disposals	-	(1)	-	-	(1)
Movement in cash flow hedges, net of tax	-	(2)	-	-	(2)
Currency translation differences	-	4	-	(1)	3
Net income recognised directly in equity	-	15	-	(1)	14
Profit for the period	-	-	1,540	20	1,560
Total recognised income for the period	-	15	1,540	19	1,574
Dividends	-	-	(1,325)	(4)	(1,329)
Purchase/sale of treasury shares	-	-	(36)	-	(36)
Employee share option schemes:
- value of employee services	-	-	5	-	5
- proceeds from shares issued	19	-	-	-	19
Repayment of capital to minority shareholders	-	-	-	(30)	(30)
Balance at 30 June 2007	2,714	351	8,308	337	11,710
Movements in available-for-sale financial assets, net of tax:
- change in fair value	-	(450)	-	-	(450)
- transferred to income statement in respect of disposals	-	(4)	-	-	(4)
- transferred to income statement in respect of impairment	-	49	-	-	49
- disposal of businesses	-	(6)	-	-	(6)
Movement in cash flow hedges, net of tax	-	(13)	-	-	(13)
Currency translation differences	-	13	-	-	13
Net income recognised directly in equity	-	(411)	-	-	(411)
Profit for the period	-	-	1,749	12	1,761
Total recognised income for the period	-	(411)	1,749	12	1,350
Dividends	-	-	(632)	(15)	(647)
Purchase/sale of treasury shares	-	-	35	-	35
Employee share option schemes:
- value of employee services	-	-	11	-	11
- proceeds from shares issued	16	-	-	-	16
Repayment of capital to minority shareholders	-	-	-	(50)	(50)
Balance at 31 December 2007	2,730	(60)	9,471	284	12,425

CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
Share capital and premium		Other reserves	Retained profits	Minority interests	Total
	£m	£m	£m	£m	£m

Balance at 31 December 2007	2,730	(60)	9,471	284	12,425
Movements in available-for-sale financial assets, net of tax:
- change in fair value	-	(67 4)	-	-	(67 4)
- transferred to income statement in respect of disposals	-	(18)	-	-	(18)
- transferred to income statement in respect of impairment	-	44	-	-	44
Movement in cash flow hedges, net of tax	-	(5)	-	-	(5)
Currency translation differences	-	28	-	-	28
Net income recognised directly in equity	-	(625)	-	-	(625)
Profit for the period	-	-	576	12	588
Total recognised income for the period	-	(625)	576	12	(37)
Dividends	-	-	(1,394)	(10)	(1,404)
Purchase/sale of treasury shares	-	-	(6)	-	(6)
Employee share option schemes:
- value of employee services	-	-	(2)	-	(2)
- proceeds from shares issued	107	-	-	-	107
Repayment of capital to minority shareholders	-	-	-	(2)	(2)
Balance at 30 June 2008	2,837	(685)	8,645	284	11,081

CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m

Profit before tax	599	1,993	2,007
Adjustments for:
Change in operating assets	(16,664)	(4,602)	(12,380)
Change in operating liabilities	15,042	9,888	11,653
Non-cash and other items	(1,535)	1,081	1,703
Tax paid	(531)	(394)	(465)
Net cash (used in) provided by operating activities	(3,089)	7,966	2,518

Cash flows from investing activities
Purchase of available-for-sale financial assets	(12,864)	(12,133)	(9,534)
Proceeds from sale and maturity of available-for-sale financial assets	7,908	8,946	10,522
Purchase of fixed assets	(561)	(874)	(460)
Proceeds from sale of fixed assets	250	388	594
Acquisition of businesses, net of cash acquired	(1)	(5)	(3)
Disposal of businesses, net of cash disposed	-	(26)	1,502
Net cash ( used in ) provided by investing activities	(5,268)	(3,704)	2,621

Cash flows from financing activities
Dividends paid to equity shareholders	(1,394)	(1,325)	(632)
Dividends paid to minority interests	(10)	(4)	(15)
Interest paid on subordinated liabilities	(321)	(342)	(367)
Proceeds from issue of subordinated liabilities	2,551	-	-
Proceeds from issue of ordinary shares	107	19	16
Repayment of subordinated liabilities	-	(300)	-
Repayment of capital to minority shareholders	(2)	(30)	(50)
Net cash provided by ( used in) financing activities	931	(1,982)	(1,048)
Effects of exchange rate changes on cash and cash equivalents	180	(9)	91
Change in cash and cash equivalents	(7,246)	2,271	4,182
Cash and cash equivalents at beginning of period	31,891	25,438	27,709
Cash and cash equivalents at end of period	24,645	27,709	31,891

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

		Page
1	Accounting policies, presentation and estimates	36
2	Segmental analysis	37
3	Balance sheet information	39
4	Credit market positions in Corporate Markets	40
5	Profit on sale of businesses	42
6	Legal and regulatory matters	43
7	Taxation	44
8	Principal risks and uncertainties	45

1.     Accounting policies, presentation and estimates

These condensed interim financial statements as at and for the half-year to 30 June 2008 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with International Accounting Standard (‘IAS ’) 34, ‘Interim Financial Reporting’, as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December  2007 (‘2007 Annual Report and Accounts’ ), which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Copies of the 2007 Annual Report and Accounts can be found on the Group’s website or are available upon request from the Company Secretary’s Department, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN.

As required by IAS 34, the Group’s income tax expense for the six months ended 30 June 2008 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. With this exception, the accounting policies, significant judgements made by management in applying them, and key sources of estimation uncertainty applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its 2007 Annual Report and Accounts. The preparation of interim financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates. There have been no significant changes in the bases upon which estimates have been determined, compared to those applied at 31 December 2007 . The Group has reviewed the valuation of its pension schemes and has concluded that no adjustment is required at 30 June 2008 . In accordance with IAS 19‘ Employee Benefits’, the valuations will be formally updated at the year end. Goodwill held in the Group’s balance sheet is tested (at least) annually for impairment in the second half of the year. No circumstances have arisen during the half-year to 30 June 2008 to require additional impairment testing.

The Group has had no material or unusual related party or share-based payment transactions during the half-year to 30 June 2008. Related party and share-based payment transactions for the half-year to 30 June 2008 are similar in nature to those for the year ended 31 December 2007. No significant events, other than those disclosed within this document, have occurred between 30 June 2008 and the date of approval of these condensed interim financial statements. A variety of contingent liabilities and commitments arise in the ordinary course of the Group’s banking business; there has been no significant change in the volume or nature of such transactions during the half-year to 30 June 2008 . Full details of the Group’s related party transactions for the year to 31 December 2007, share-based payment schemes and contingent liabilities and commitments entered into in the normal course of business can be found in the Group’s 2007 Annual Report and Accounts.

2.      Segmental analysis

Lloyds TSB Group is a leading UK-based financial services group, providing a wide range of banking and financial services in the UK and in certain locations overseas. The Group’s activities are organised into three segments: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Central group items includes the funding cost of certain acquisitions less earnings on capital, central costs and accruals for payment to the Lloyds TSB Foundations.

Services provided by UK Retail Banking encompass the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offers life assurance, pensions and savings products, general insurance and asset management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group’s activities in financial markets and provides banking and financial services overseas.

As part of Lloyds TSB Group’s transition to Basel II on 1 January 2008, the Group has updated its capital and liquidity pricing methodology. The main difference in this approach is to allocate a greater share of certain funding costs, previously allocated to the Central group items segment, to individual divisions. To enable meaningful period-on-period comparisons, the segmental analyses for the half-years to 30 June 2007 and 31 December 2007 have been restated to reflect these changes.

Half-year to 30 June 2008	UK Retail Banking	General insurance	Life, pensions and asset management	Insurance and Investments	Wholesale and International Banking	Central group items*	Total
	£m	£m	£m	£m	£m	£m	£m

Interest and similar income*	4,324	12	491	503	5,516	(1,630)	8,713
Interest and similar expense*	(2,334)	(9)	(209)	(218)	(4,066)	1,552	(5,066)
Net interest income	1,990	3	282	285	1,450	(78)	3,647
Other income (net of fee and commission expense)	862	278	(1,958)	(1,680)	489	(34)	(363)
Total income	2,852	281	(1,676)	(1,395)	1,939	(112)	3,284
Insurance claims	-	(90)	1,434	1,344	-	-	1,344
Total income, net of insurance claims	2,852	191	(242)	(51)	1,939	(112)	4,628
Operating expenses	(1,286)	(79)	(233)	(312)	(1,300)	(32)	(2,930)
Trading surplus (deficit)	1,566	112	(475)	(363)	639	(144)	1,698
Impairment	(655)	-	-	-	(444)	-	(1,099)
Profit (loss) before tax	911	112	(475)	(363)	195	(144)	599

External revenue	4,838	594	(1,043)	(449)	4,393	(81)	8,701
Inter-segment revenue*	570	34	12	46	1,706	(2,322)	-
Segment revenue	5,408	628	(1,031)	(403)	6,099	(2,403)	8,701

*Central group items on this and the following page includes inter-segment consolidation adjustments within interest and similar income and within interest and similar expense as follows: interest and similar income £(2,475) million (2007H1: £(1,495) million ; 2007H2: £(1,806) million); interest and similar expense £2,475  million (2007H1: £1,495  million; 2007H2: £1,806 million). There is no impact on net interest income. Similarly, Central group items includes inter-segment revenue adjustments of £(3,121) million (2007H1: £(2,011) million ; 2007H2: £(2,255) million).

2.      Segmental analysis (continued)

Half-year to 30 June 2007	UK Retail Banking	General Insurance	Life, pensions and asset management	Insurance and Investments	Wholesale and International Banking	Central group items*	Total
	£m	£m	£m	£m	£m	£m	£m
Interest and similar income*	3,729	10	459	469	4,617	(833)	7,982
Interest and similar expense*	(1,931)	(9)	(387)	(396)	(3,488)	679	(5,136)
Net interest income	1,798	1	72	73	1,129	(154)	2,846
Other income (net of fee and commission expense)	883	286	4,497	4,783	1,017	182	6,865
Total income	2,681	287	4,569	4,856	2,146	28	9,711
Insurance claims	-	(152)	(3,969)	(4,121)	-	-	(4,121)
Total income, net of insurance claims	2,681	135	600	735	2,146	28	5,590
Operating expenses	(1,297)	(79)	(256)	(335)	(1,125)	(3)	(2,760)
Trading surplus	1,384	56	344	400	1,021	25	2,830
Impairment	(627)	-	-	-	(210)	-	(837)
Profit before tax	757	56	344	400	811	25	1,993
External revenue	4,361	639	5,037	5,676	4,995	116	15,148
Inter-segment revenue*	415	22	97	119	882	(1,416)	-
Segment revenue	4,776	661	5,134	5,795	5,877	(1,300)	15,148

Half-year to 31 December 2007	UK Retail Banking	General Insurance	Life, pensions and asset management	Insurance and Investments	Wholesale and International Banking	Central group items*	Total
	£m	£m	£m	£m	£m	£m	£m
Interest and similar income*	4,235	13	581	594	5,145	(1,082)	8,892
Interest and similar expense*	(2,338)	(9)	(295)	(304)	(3,865)	868	(5,639)
Net interest income	1,897	4	286	290	1,280	(214)	3,253
Other income (net of fee and commission expense)	914	268	3,146	3,414	756	180	5,264
Total income	2,811	272	3,432	3,704	2,036	(34)	8,517
Insurance claims	-	(150)	(3,251)	(3,401)	-	-	(3,401)
Total income, net of insurance claims	2,811	122	181	303	2,036	(34)	5,116
Operating expenses	(1,327)	(75)	(245)	(320)	(1,157)	(3)	(2,807)
Trading surplus (deficit)	1,484	47	(64)	(17)	879	(37)	2,309
Impairment	(597)	-	-	-	(362)	-	(959)
Profit on sale of businesses	-	-	272	272	385	-	657
Profit (loss) before tax	887	47	208	255	902	(37)	2,007
External revenue	4,771	596	3,817	4,413	5,087	184	14,455
Inter-segment revenue*	543	27	84	111	605	(1,259)	-
Segment revenue	5,314	623	3,901	4,524	5,692	(1,075)	14,455

3.     Balance sheet information

	30 June 2008	30 June 2007	31 Dec 2007
	£m	£m	£m

Deposits – customer accounts
Sterling:
Non-interest bearing current accounts	3,328	3,610	3,155
Interest bearing current accounts	43,515	42,426	42,858
Savings and investment accounts	73,460	66,436	70,003
Other customer deposits	22,941	19,059	24,671
Total sterling	143,244	131,531	140,687
Currency	18,885	13,123	15,868
Total deposits – customer accounts	162,129	144,654	156,555

Loans and advances to customers
Agriculture, forestry and fishing	3,373	2,928	3,226
Energy and water supply	2,203	2,258	2,102
Manufacturing	9,832	8,023	8,385
Construction	3,151	2,548	2,871
Transport, distribution and hotels	12,613	10,970	11,573
Postal and communications	1,261	924	946
Property companies	20,937	16,062	17,576
Financial, business and other services	35,246	26,082	29,707
Personal : mortgages	109,783	100,140	102,739
: other	23,932	22,473	22,988
Lease financing	4,726	4,948	4,686
Hire purchase	5,157	5,063	5,423
	232,214	202,419	212,222
Allowance for impairment losses on loans and advances	(2,593)	(2,238)	(2,408)
Total loans and advances to customers	229,621	200,181	209,814

Total loans and advances to customers in our international businesses totalled £7,963  million (30  June 200 7:  £5,635  million; 31 December 2007: £6,291 million).

4.     Credit market positions in Corporate Markets

Lloyds TSB’s high quality business model means that the Group has relatively limited exposure to assets affected by current capital markets uncertainties. The following table shows credit market positions in Corporate Markets, on both a gross and net basis.

Credit market positions – 30 June 2008	30 June 2008		2008 H1	31 Dec 2007
	Net e xposure	Gross e xposure	Write - down	Net exposure	Gross exposure
	£m	£m	£m	£m	£m

US sub-prime ABS-direct	-	-	-	-	-

ABS CDO s
- unhedged	70	70	62	130	130
- monoline hedged	-	297	170	-	470
- major global bank cash collateralised	-	1,3 82	-	-	1,861

Structured investment vehicles
- capital notes	3 5	3 5	43	78	78
- liquidity backup facilities	85	85	3	370	370

Trading portfolio
- ABS trading book	417	417	9 7	474	474
- secondary loan trading	479	83 6	40	665	863
- other assets*	3,622	3,622	1 70	3,895	3,895
			585

*Primarily high quality senior bank and corporate assets; also includes £173 million of indirect exposure to US sub-prime mortgages and ABS CDOs. This super senior exposure is protected by note subordination.

Available-for-sale assets	30 June 2008	31 Dec 2007	Reserves a djustment 2008 H1
	£ m	£m	£ m

Cancara	7,645	8,268	(448)
- US sub-prime – nil
- Alt-A – £424 million (100% AAA/Aaa)
- CMBS – £1,231 million (100% AAA/Aaa)

Student Loan ABS	3,231	3,164	(139)
- US Government guaranteed

Treasury assets	8,342	4,142	(6)
- Government bond and short-dated bank commercial paper

Other assets	5,196	4,088	(52)
- Predominantly m ajor bank senior paper and high quality ABS
Total – Corporate Markets	24,414	19,662	(645)
Other businesses	618	534	15
Total – Group	25,032	20,196	(630)

4.     Credit market positions in Corporate Markets (continued)

Valuation of financial instruments

The fair values of financial instruments are determined by reference to observable market prices where these are available and the market is active. Where market prices are not available or are unreliable because of poor liquidity, fair values are determined using valuation techniques including cash flow models which, to the extent possible, use observable market parameters. The process of calculating the fair value using valuation techniques may necessitate the estimation of certain pricing parameters, assumptions or model characteristics.

At 30 June 2008, the fair values of £756 million (31 December 2007: £874 million) of Corporate Markets’ trading and other financial assets classified as fair value through profit or loss were valued using unobservable inputs. In respect of these assets, during the six months to 30 June 2008, negative £117 million (six months to 31 December 2007: negative £105 million) was recognised in the income statement relating to the change in their fair values.

The fair values of the Group’s venture capital investments in Corporate Markets which at 30 June 2008 amounted to £841 million (31 December 2007: £696 million) and are included within trading and other financial assets classified at fair value through profit or loss are determined using valuation techniques which follow British Venture Capital Association (BVCA) guidelines.

Other valuations use indicative price quotes received from brokers or lead managers, as appropriate, or techniques commonly used by market participants such as discounted cash flow analysis and pricing models.

There are no individually significant assumptions used within those models.

Cancara

Cancara is the Group’s hybrid Asset Backed Commercial Paper conduit. At 30 June 2008, the carrying amount of Cancara’s assets comprised £7,645 million ABS (31 December 2007: £8,268 million) and £4,008 million client receivables transactions (31 December 2007: £3,723 million). Cancara is fully consolidated in the Group’s accounts and represents the Group’s only significant conduit.

At 30 June 2008, 92 per cent of the ABS bonds in Cancara were Aaa/AAA rated by Moody’s and Standard & Poor’s respectively, and there was no exposure either directly or indirectly to sub-prime US mortgages within the ABS portfolio. At 30 June 2008 the client receivables portfolio included no US sub-prime mortgage exposure (31 December 2007:  £115 million). At 30 June 2008, Alt-A exposures within the conduit were £424 million (31 December 2007:  £619 million).

During the six months to 30 June 2008, an adjustment of £448 million (six months to 31 December 2007: £237 million) was made against the available-for-sale reserve in respect of ABS.

Credit default swap exposure to monolines

At 30 June 2008, Corporate Markets had fair value exposure to two monoline financial guarantors in the form of credit default swap (CDS) protection bought against a CDO of ABS of £500  million and a £200 million CLO. At 30 June 2008, Corporate Markets’ exposure to these CDS was £342  million. During the six months to 30 June 2008, adverse credit valuation adjustments relating to these CDS in the amount of £183 million (six months to 31 December 2007: £25 million) were recognised in the income statement.

4.     Credit market positions in Corporate Markets (continued)

Leveraged finance – underwriting commitments

At 30 June 2008, Corporate Markets’ not-yet -syndicated leveraged loan underwriting commitments amounted to £1,023 million of which £756 million were originated before the market dislocation (31 December 2007: £756 million). All of the underlying assets are performing satisfactorily.

Impairment of available-for-sale financial assets

Impairment losses in respect of available-for-sale financial assets transferred from reserves to the income statement for the six months to 30 June 2008 total led £62 ?million (six months to 31 December 2007: ?£70 million).

In determining whether an impairment loss has been incurred in respect of an available-for-sale financial asset, the Group performs an objective review of the current financial circumstances and future prospects of the issuer and considers whether there has been a significant or prolonged decline in the fair value of that asset below its cost. This consideration requires management judgement . Among factors considered by the Group is whether the decline in fair value is a result of a change in the quality of the asset or a downward movement in the market as a whole. An assessment is performed of the future cash flows expected to be realised from the asset, taking into account, where appropriate, the quality of underlying security and credit protection available.

For impaired debt instruments which are classified as available-for-sale financial assets, additional impairment losses are recognised when it is determined there has been a further negative impact on expected future cash flows. A reduction in fair value caused by general widening of credit spreads would not, of itself, result in additional impairment.

5.     Profit on sale of businesses

During the second half of 2007, the Group disposed of Lloyds TSB Registrars, its share registration business; Abbey Life, the UK life operation which was closed to new business in 2000; and Dutton-Forshaw, its medium-size car dealership. In addition, provision was made for payments under an indemnity given in relation to a business sold in an earlier year. A breakdown is provided below:

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m

Lloyds TSB Registrars	-	-	407
Abbey Life	-	-	272
Other	-	-	(22)
	-	-	657

6.     Legal and regulatory matters

During the ordinary course of business the Group is subject to threatened or actual legal proceedings. All such material cases are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case. No provisions are held against such cases; however the Group does not currently expect the final outcome of these cases to have a material adverse effect on its financial position.

In the UK and elsewhere, there is continuing political and regulatory scrutiny of financial services. On 5 June 2008 the Competition Commission published its provisional findings and remedies notice in the Payment Protection Insurance Inquiry and, following consultation, is expected to report by December 2008. The UK Office of Fair Trading (‘OFT’) is carrying out an investigation into certain current account charges which are also subject to a legal test case (see below). In addition, on 16 July 2008 the OFT published a market study report on personal current accounts. The OFT is now engaging in a period of consultation until 31 October 2008. At the conclusion of the consultation period, the OFT will publish a summary of the responses received, and then aims to publish a further report in early 2009 which will contain recommendations for the banking industry. The OFT is also investigating interchange fees charged by some card networks in parallel with the European Commission’s own investigation into Visa cross-border interchange fees, the European Commission having issued its decision in the MasterCard cross-border interchange case, which decision is now under appeal to the European Court of First Instance. At the same time regulators are considering the review of retail distribution and UK financial stability and depositor protection proposals. It is not presently possible to assess the cost or income impact of these inquiries or any connected matters on the Group until the outcome is known.

In addition, a number of EU directives, including the Unfair Commercial Practices Directive and Payment Services Directive are currently being implemented in the UK. The EU is also considering regulatory proposals for, inter alia, Consumer Credit, Mortgage Credit, Single European Payments Area, Retail Financial Services Review and capital adequacy requirements for insurance companies (Solvency II).

On 27 July 2007, following agreement between the OFT and a number of UK financial institutions, the OFT issued High Court legal proceedings against seven institutions, including Lloyds TSB Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to requests for unplanned overdrafts. On 24 April 2008 the High Court determined, in relation to the current terms and conditions of those financial institutions (including Lloyds TSB Bank plc), that the relevant charges are not capable of amounting to penalties but that they are assessable for fairness. On 23 May 2008 Lloyds TSB Bank plc, along with the other relevant financial institutions, was given permission to appeal the finding that the relevant charges are assessable for fairness. A further hearing was held on 7 to 9 July 2008 to consider the position in relation to those financial institutions’ (including Lloyds TSB Bank plc’s) historic terms and conditions and judgment is currently awaited. It is likely that further hearings will be required and, if appeals are pursued, the proceedings may take a number of years to conclude. The Financial Services Authority (‘FSA’) has agreed, subject to certain conditions, that the handling of customer complaints on this issue can be suspended until the earlier of either conclusion of the proceedings or 26 January 2009, subject to any renewal or extension which the FSA may agree. Cases before the Financial Ombudsman Service and the County Courts are also generally currently stayed, pending the outcome of the legal proceedings initiated by the OFT.

6.     Legal and regulatory matters (continued)

The Group intends to continue to defend its position strongly. Accordingly, no provision in relation to the outcome of this litigation has been made. Depending on the Court’s determinations, a range of outcomes is possible, some of which could have a significant financial impact on the Group. The ultimate impact of the litigation on the Group can only be known at its conclusion.

There has been increased scrutiny of the financial institutions sector, especially in the US, with respect to combating money laundering and terrorist financing and enforcing compliance with economic sanctions. The Office of Foreign Assets Control (‘OFAC’) administers US laws and regulations in relation to US economic sanctions against designated foreign countries, nationals and others and the Group has been conducting a review of its conduct with respect to historic US dollar payments involving countries, persons or entities subject to those sanctions. The Group has provided information relating to its review of such historic payments to a number of authorities including OFAC, the US Department of Justice and the New York County District Attorney’s office which, along with other authorities, have been reported to be conducting a broader review of sanctions compliance by non-US financial institutions. The Group is involved in ongoing discussions with these and other authorities with respect to agreeing a resolution of their investigations. Discussions have advanced towards resolution since the year end and the Group has provided £180 million in respect of this matter in the first half of 2008.

7.     Taxation

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge is given below:

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m

Profit before tax	5 99	1,993	2,007

Tax charge thereon at UK corporation tax rate of 28.5% (2007: 30%)	1 71	598	602
Factors affecting charge:
Disallowed and non-taxable items	25	(3)	5
Overseas tax rate differences	3	(5)	1
Gains exempted or covered by capital losses	(2)	(36)	(238)
Policyholder interests	(207)	(51)	(122)
Corporation tax rate change	-	(89)	(21)
Other items	21	19	19
Tax charge	11	433	246

8.      Principal risks and uncertainties

The most significant risks likely to be faced by the Group in the second half of the year are:

•

Credit risk, reflecting the risk inherent in our lending businesses that is exacerbated at a time when the UK economy is experiencing a marked slowdown which in turn could lead to a recession. In mortgages, a reduction in house price indices is expected to lead to an increase in impairment levels. Wholesale credit markets remain volatile and dislocated. The market dislocation is beginning to impact the real economy, which could result in a further worsening of the business environment and a consequent increase in impairment levels, and in further mark-to-market adjustments in the Group’s portfolio of trading and available-for-sale assets.

•

Market risk arising in the Insurance and Investments division, the Wholesale and International Banking division and the Group's pension schemes with respect to adverse movements in equity markets, credit markets and interest rates which has a consequent effect upon the value of assets. The value of pension scheme liabilities is exposed to real interest rates and credit spreads. These asset and liability risks could impact the Group adversely.

•

Legal and regulatory risk, reflecting the legal and regulatory environment in which the Group operates and the volume and pace of change from within the UK and the rest of the world. This impacts the Group, both operationally in terms of cost of compliance with uncertainty about legal and regulatory expectations, and strategically through pressure on key earnings streams. The latter could potentially result in changes to business and pricing models, particularly in the UK retail market. Our business planning processes continue to reflect changes in the legal and regulatory environment.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds TSB Group plc) confirm that to the best of their knowledge this condensed set of financial statements has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

•

an indication of important events that have occurred during the six months ended 30 June 2008 and their impact on the condensed interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	material related party transactions in the six months ended 30 June 2008 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the board by

J. Eric Daniels

Group Chief Executive

29 July 2008

Lloyds TSB Group plc board of directors
Non-Executive Directors	Executive Directors
Sir Victor Blank	J Eric Daniels
Wolfgang C G Berndt	Archie G Kane
Ewan Brown CBE FRSE	G Truett Tate
Jan P du Plessis	Helen A Weir CBE
Philip N Green
Sir Julian Horn-Smith
Lord Leitch
Sir David Manning GCMG CVO

INDEPENDENT REVIEW REPORT TO LLOYDS TSB GROUP PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008, which comprises the income statement, balance sheet, statement of changes in equity, cash flow statement and related notes 1 to 8. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ , as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

Southampton, England

29 July 2008

ADDITIONAL INFORMATION

		Page
9	Volatility	49
10	Mortgage lending	50
11	Group net interest income	51
12	Other income	52
13	General insurance income	52
14	Operating expenses	53
15	Number of employees (full-time equivalent)	54
16	Impairment losses by division	54
17	Retirement benefit obligations	55
18	Capital ratios (Basel II)	55
19	Total assets by division	56
20	Discontinued businesses	56
21	Economic profit	57
22	Earnings per share	57
23	Scottish Widows – realistic balance sheet information	58
24	European Embedded Value reporting – results for the half-year to 30 June 2008	59
25	Scottish Widows – weighted sales (Annual Premium Equivalent)	63
26	Dividend	63
27	Other information	63

9.      Volatility

Insurance volatility

The Group’s insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value. The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their value can have a significant impact on the profitability of the Insurance and Investments division, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to the actual return. The difference between the actual return on these investments and the expected return based upon economic assumptions made at the beginning of the year is included within insurance volatility.

Changes in market variables also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With Profits Fund, the value of the in-force business and the value of shareholders’ funds. Fluctuations in these values caused by changes in market variables, including market spreads reflecting credit risk premia, are also included within insurance volatility. These market credit spreads represent the gap between the yield on corporate bonds and the yield on government bonds, and reflect the market’s assessment of credit risk. Changes in the credit spreads affect the value of the in-force business asset in respect of the annuity portfolio.

The expected investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historic investment return differentials, are set out below:

	2008	2007
	%	%

Gilt yields (gross)	4.55	4.62
Equity returns (gross)	7.55	7.62
Dividend yield	3.00	3.00
Property return (gross)	7.55	7.62
Corporate bonds in unit linked and with-profits funds (gross)	5.15	5.22
Fixed interest investments backing annuity liabilities (gross)	5.56	5.09

During the six months to 30 June 2008, profit before tax included negative insurance volatility of £505 million, being a credit of £5 million to net interest income and a charge of £510 million to other income (2007H1: positive volatility of £9 million, being a credit of £2 million to net interest income and a credit of £7 million to other income; 2007H2: negative volatility of £286 million, being a credit of £5 million to net interest income and a charge of £291 million to other income).

This charge mainly reflects the significant falls in global equities markets in the first half of the year, which resulted in total returns some 15 per cent lower than expected, and falls in the UK bond market, which resulted in returns some 6 per cent lower than expected. These lower than expected returns reduced the value of in-force business held on the balance sheet. The widening of corporate bond credit spreads further reduced the market consistent value of the annuity portfolio. Lower equities and bond prices also affected the valuation of the Group’s investments held within the funds attributable to the shareholder; there was no exposure to assets held at fair value through profit or loss valued using unobservable market inputs.

9.     Volatility (continued)

Policyholder interests volatility

The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life and pensions business. In order to provide a clearer representation of the performance of the business and consistent with the way in which it is managed, equalisation adjustments are made to remove this volatility from underlying profits. The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders.

The most significant of these additional sources of volatility is policyholder tax. Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. Other sources of volatility include the minorities’ share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

During the six months to 30 June 2008, profit before tax included negative policyholder interests volatility of £289 million, being a charge to other income (2007H1: negative volatility of £63 million, being a charge to other income; 2007H2: negative volatility of £159 million, being a charge to other income). In the first half of 2008, substantial policyholder tax losses have been generated as a result of a fall in property, gilt, bond and equity values. These losses reduce future policyholder tax liabilities and have led to a policyholder tax credit during the half-year.

10.     Mortgage lending

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007

Gross new mortgage lending	£16.8bn	£16.0bn	£13.4bn
Market share of gross new mortgage lending	11.3%	9.0%	7.2%
Redemptions	£9.5bn	£11.2bn	£11.5bn
Market share of redemptions	7.9%	9.1%	8.7%
Net new mortgage lending	£7.3bn	£4.8bn	£1.9bn
Market share of net new mortgage lending	24. 4%	8.9%	3.5%
Mortgages outstanding (period end)*	£109.3bn	£100.1bn	£102.0bn
Market share of mortgages outstanding	9.0%	8.8%	8.5%

*Excluding the effect of IFRS related adjustments in order to conform with industry statistics.

In Cheltenham & Gloucester, the average indexed loan-to-value ratio on the mortgage portfolio was 47 per cent (31 December 2007: 43  per cent), and the average loan-to-value ratio for new mortgages and further advances written during the first half of 2008 was 63 per cent (2007: 63 per cent). At 30 June 2008, only 4 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent.

11 .     Group net interest income

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m

Banking margin
Net interest income	2,803	2,458	2,690
Average interest-earning assets, excluding reverse repos	200,109	180,754	189,066
Net interest margin	2.82%	2.74%	2.82%

Statutory basis
Net interest income	3,647	2,846	3,253
Average interest-earning assets, excluding reverse repos	274,471	244,463	251,942
Net interest margin	2.67%	2.35%	2.56%

The Group’s net interest income includes certain amounts attributable to policyholders, in addition to the interest earnings on shareholders’ funds held in the Group’s insurance businesses. In addition, the Group’s net interest margin is significantly affected by the accounting treatment of a number of Products and Markets and other products, principally those where funding costs are treated as an interest expense and related revenues are recognised within other income. In order to enhance comparability in the Group’s banking net interest margin these items have been excluded in determining both net interest income and average interest-earning assets.

A reconciliation of banking net interest income to Group net interest income follows:

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m

Banking net interest income	2,803	2,458	2,690
Products and Markets, and other products	526	239	214
Volatility and insurance grossing adjustment	318	102	326
Discontinued businesses	-	47	23
Group net interest income	3,647	2,846	3,253

12.     Other income

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m
Fee and commission income:
UK current account fees	361	345	348
Other UK fees and commissions	588	524	570
Insurance broking	280	335	313
Card services	282	250	286
International fees and commissions	71	65	67
	1,582	1,519	1,584
Fee and commission expense	(351)	(292)	(293)
Net fee and commission income	1,231	1,227	1,291
Net trading income	(4,302)	2,003	1,081
Insurance premium income	2,914	2,388	2,810
Other operating income	593	591	386
Total other income*	436	6,209	5,568
Insurance claims	1,344	(3 ,614 )	(3,303)
Total other income, net of insurance claims*	1,780	2,595	2,265
Volatility
- Insurance	(510)	7	(291)
- Policyholder interests	(289)	(63)	(159)
Discontinued businesses	-	205	48
Total other income, net of insurance claims	981	2,744	1,863

*Excluding volatility and discontinued businesses. For statutory reporting purposes, volatility totalling £(799) million in the first half of 2008 (2007H1: £(56)million; 2007H2: £(450)million) is included in total other income; comprising net trading income of £(515) million (2007H1: £(79)  million; 2007H2: £(367)million) and other operating income of £(284) million (2007H1: £23  million; 2007H2: £(83)million).

In the second half of 2007 certain fees payable by the Group’s asset finance business were reclassified from other income to net interest income as part of the effective yield of the related lending. Comparative figures for the six months ended 30 June 2007 have been restated accordingly.

13.     General insurance income

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m
Premium income from underwriting
Creditor	82	84	80
Home	228	216	225
Health	4	5	4
Reinsurance premiums	(11)	(11)	(12)
	303	294	297
Commissions from insurance broking
Creditor	181	219	175
Home	21	22	27
Health	5	7	5
Other	73	87	106
	280	335	313

14.     Operating expenses

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m

Administrative expenses
Staff:
Salaries	1,080	1,014	1,058
National insurance	87	80	82
Pensions	117	120	114
Other staff costs	158	150	204
	1,442	1,364	1,458
Premises and equipment:
Rent and rates	156	152	149
Hire of equipment	6	7	9
Repairs and maintenance	79	77	75
Other	70	69	67
	311	305	300
Other expenses:
Communications and external data processing	229	235	209
Advertising and promotion	96	103	87
Professional fees	114	108	150
Other	233	193	191
	672	639	637
Administrative expenses	2,425	2,308	2,395
Depreciation and amortisation	325	310	317
Total operating expenses*	2,750	2,618	2,712
Settlement of overdraft claims	-	36	40
Provision in respect of certain historic US dollar payments	180	-	-
Discontinued businesses	-	106	55
Total operating expenses	2,930	2,760	2,807

Cost:income ratio - statutory basis †	63.3%	49.4%	54.9%
Cost:income ratio - continuing businesses basis* †	46.6%	48.6%	47.8%

* Continuing businesses, excluding volatility, the impact of market dislocation, a provision in respect of certain historic US dollar payments, profit on disposal of businesses and the settlement of overdraft claims.

†   Total operating expenses divided by total income, net of insurance claims.

15.     Number of employees (full-time equivalent)

	30 June 2008	30 June 2007	31 Dec 2007

Continuing businesses
UK Retail Banking	30,193	30,624	30,037
Insurance and Investments	5,777	5,823	5,276
Wholesale and International Banking	16,057	15,830	15,995
Other, largely IT and Operations	10,057	10,395	10,019
	62,084	62,672	61,327
Agency staff (full- time equivalent)	(3,591)	(3,226)	(3,249)
Total number of employees (full- time equivalent)	58,493	59,446	58,078

In addition, at 30 June 2007 2, 885 employees (full-time equivalent) and 455 agency staff (full-time equivalent) were engaged in the businesses sold in the second half of 2007.

16.     Impairment losses by division

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m

Impairment losses by division
UK Retail Banking
Personal loans/overdrafts	359	352	327
Credit cards	252	270	257
Mortgages	44	5	13
	655	627	597
Wholesale and International Banking
Excluding market dislocation and 2007 Finance Act	340	184	263
Market dislocation	46	-	22
2007 Finance Act	-	28	-
	386	212	285
Impairment losses on loans and advances	1,041	839	882
Other credit risk provisions	(4)	(2)	7
Impairment of available-for-sale financial assets	62	-	70
Total impairment charge	1,099	837	959

Charge as % of average lending:
Personal loans/overdrafts	5.43	5.60	5.05
Credit cards	7.84	8.14	7.79
Mortgages	0.09	0.01	0.03
UK Retail Banking	1.12	1.15	1.05
Wholesale and International Banking*	0.68	0.43	0.58
Total charge*	0.89	0.82	0.82

*E xcluding impact of market dislocation and 2007 Finance Act.

17 .     Retirement benefit obligations

The recognised liability has reduced by £219 million, from £2,144 million at 31 December 2007 to £1,925 million at 30 June 2008, as contributions to the Group’s defined benefit schemes exceeded the regular cost.

18 .     Capital ratios (Basel II)

	30 June 2008	31 Dec 2007
	£m	£m

T ier 1
Share capital and reserves	11,295	12,663
Regulatory post-retirement benefit adjustments	546	704
Other items	(40)	-
Available-for-sale revaluation reserve and cash flow hedging reserve	1,059	402
Goodwill	(2,358)	(2,358)
Other deductions	(980)	(929)
Core tier 1 capital	9,522	10,482
Preference share capital	1,597	1,589
Innovative tier 1 capital instruments	2,578	1,474
Less: restriction in amount eligible	(531)	-
Total tier 1 capital	13,166	13,545

Tier 2
Undated loan capital	4,552	4,457
Dated loan capital	4,702	3,441
Innovative capital restricted from tier 1	531	-
Collectively assessed provisions	8	12
Available-for-sale revaluation reserve in respect of equities	10	12
Other deductions	(979)	(928)
Total tier 2 capital	8,824	6,994
	21,990	20,539
Supervisory deductions
Life and pensions businesses	(4,018)	(4,373)
Other deductions	(601)	(491)
Total supervisory deductions	(4,619)	(4,864)
Total capital	17,371	15,675

Risk-weighted assets	£bn	£bn
Credit risk	136.6	127.2
Market and counterparty risk	5.7	5.3
Operational risk	11.6	10.1
Total risk-weighted assets	153.9	142.6

Risk asset ratios
Core tier 1	6.2%	7.4%
Tier 1	8.6%	9.5%
Total capital	11.3%	11.0%

19 .     Total assets by division

	30 June 2008	30 June 2007	31 Dec 2007
	£m	£m	£m

UK Retail Banking	122,466	112,705	115,012
Insurance and Investments	71,318	88,183	73,377
Wholesale and International Banking	172,752	151,371	163,294
Central group items	1,246	836	1,663
Total assets	367,782	353,095	353,346

20.     Discontinued businesses

Whilst not meeting the definition of a discontinued operation contained in International Financial Reporting Standard 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’, to improve comparability of figures, the trading results of the businesses sold during 2007 have been excluded from the comparative results in the commentaries provided in this document. The impact of these businesses on the segmental analysis is set out below.

	Insurance and Investments	Wholesale and International Banking	Total
	£m	£m	£m
Half-year to 30 June 2007
Net interest income	27	20	47
Other income	589	86	675
Total income	616	106	722
Insurance claims	(507)	-	(507)
Total income, net of insurance claims	109	106	215
Operating expenses	(22)	(84)	(106)
Profit before tax, excluding volatility	87	22	109
Volatility - insurance	32	-	32
- policyholder interests	5	-	5
Profit before tax	124	22	146

Half-year to 31 December 2007
Net interest income	14	9	23
Other income	141	43	184
Total income	155	52	207
Insurance claims	(98)	-	(98)
Total income, net of insurance claims	57	52	109
Operating expenses	(9)	(46)	(55)
Profit before tax, excluding volatility	48	6	54
Volatility - insurance	(22)	-	(22)
- policyholder interests	(16)	-	(16)
Profit before tax	10	6	16

21 .      Economic profit

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m

Statutory basis
Average shareholders’ equity	11,573	11,504	11,855

Profit attributable to equity shareholders	576	1,540	1,749
Less: notional charge	(518)	(513)	(538)
Economic profit	58	1,027	1,211

Continuing businesses, excluding volatility, a provision in respect of certain historic US dollar payments, profit on sale of businesses and the settlement of overdraft claims
Average shareholders’ equity	11,0 72	11,281	11,261

Profit attributable to equity shareholders	1,10 9	1,454	1,285
Less: notional charge	(496)	(503)	(511)
Economic profit	61 3	951	774

Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. The notional charge has been calculated by multiplying average shareholders’ equity by the cost of equity used by the Group of 9 per cent (2007: 9 per cent).

22.     Earnings per share

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007

Statutory basis

Basic
Profit attributable to equity shareholders	£ 576m	£1,540m	£1,749m
Weighted average number of ordinary shares in issue	5,649 m	5,634m	5,640m
Earnings per share	10.2 p	27.3p	31.0p

Fully diluted
Profit attributable to equity shareholders	£ 576m	£1,540m	£1,749m
Weighted average number of ordinary shares in issue	5,685 m	5,685m	5,681m
Earnings per share	10.1 p	27.1p	30.8p

Continuing businesses, excluding volatility, a provision in respect of certain historic US dollar payments, profit on sale of businesses and the settlement of overdraft claims
Profit attributable to equity shareholders	£ 1,109m	£1,454 m	£1,285 m
Weighted average number of ordinary shares in issue	5,649 m	5,634m	5,640m
Earnings per share	19.6 p	25.8p	22.8p

23.     Scottish Widows – realistic balance sheet information

Financial Services Authority (FSA) returns for large with-profits companies include realistic balance sheet information. The information included in FSA returns concentrates on the position of the With Profit Fund. However, under the Scottish Widows demutualisation structure, which was court approved, the fund is underpinned by certain assets outside the With Profit Fund and it is more appropriate to consider the long-term fund position as a whole to measure the realistic capital position of Scottish Widows. The estimated position at 30 June 2008 is shown below, together with the actual position at 31 December 2007 .

30 June 2008 (estimated)	With Profit Fund	Long Term Fund
	£ bn	£ bn

Available assets, including support arrangement assets	15.6	18.6
Realistic value of liabilities	(14.7)	(14.9)
Working capital for fund	0.9	3.7

Working capital ratio	5.6%	19.9%

31 December 2007	With Profit Fund	Long Term Fund
	£bn	£bn

Available assets, including support arrangement assets	17.8	21.0
Realistic value of liabilities	(16.9)	(17.0)
Working capital for fund	0.9	4.0

Working capital ratio	5.3%	19.2%

The Risk Capital Margin (RCM) is the capital buffer that the FSA requires to be held to cover prescribed adverse shocks. At 30 June 2008, the RCM was estimated to be £77 million for the With Profit Fund and £99 million for the Long Term Fund (covered 11 times and 37 times respectively by the working capital for the fund). At 31 December 2007 , the RCM was £76 million for the With Profit Fund and £101 million for the Long Term Fund (covered 12  times and 40  times respectively).

24.     European Embedded Value reporting – results for half-year to 30 June 2008

This section provides further details of the Scottish Widows EEV financial information.

Composition of EEV balance sheet

	30 June 2008	30 June 2007	31 Dec 2007
	£m	£m	£m

Value of in-force business (certainty equivalent)	2,607	2,975	2,779
Value of financial options and guarantees	(67)	(50)	(53)
Cost of capital	(196)	(220)	(178)
Non-market risk	(65)	(66)	(61)
Total value of in-force business	2,279	2,639	2,487
Shareholders’ net assets	2,624	2,782	2,878
EEV of covered business - continuing businesses	4,903	5,421	5,365
EEV of Abbey Life	-	941	-
Total EEV of covered business	4,903	6,362	5,365

Reconciliation of opening EEV balance sheet to closing EEV balance sheet on covered business

	Shareholders’ net assets	Value of in-force business	Total
	£m	£m	£m

As at 1 January 2007	3,572	2,841	6,413
Total profit after tax - Continuing businesses	192	253	445
- Discontinued businesses	55	37	92
Dividends	(588)	-	(588)
As at 30 June 2007	3,231	3,131	6,362
Total profit (loss) after tax - Continuing businesses	388	(151)	237
- Discontinued businesses	26	(32)	(6)
Profit on disposal of Abbey Life (EEV basis)
Sale proceeds	985	-	985
Assets disposed	(474)	(461)	(935)
	511	(461)	50
Dividends	(1,278)	-	(1,278)
As at 31 December 2007	2,878	2,487	5,365
Total loss after tax	(34)	(208)	(242)
Dividends	(220)	-	(220)
As at 30 June 2008	2,624	2,279	4,903

24.     European Embedded Value reporting – results for half-year to 30 June 2008 (continued)

Analysis of shareholders’ net assets on an EEV basis on covered business

	Required capital	Free surplus	Shareholders’ net assets
	£m	£m	£m

As at 1 January 2007	2,207	1,365	3,572
Total profit (loss) after tax - Continuing businesses	26	166	192
- Discontinued businesses	(38)	93	55
Dividends	-	(588)	(588)
As at 30 June 200 7	2,195	1,036	3,231
Total (loss) profit after tax - Continuing businesses	(240)	628	388
- Discontinued businesses	14	12	26
Disposal of Abbey Life (EEV basis)	(232)	743	511
Dividends	-	(1,278)	(1,278)
As at 31 December 2007	1,737	1,141	2,878
Total (loss) profit after tax	(61)	27	(34)
Dividends	-	(220)	(220)
As at 30 June 2008	1,676	948	2,624

Summary income statement on an EEV basis – Continuing businesses

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m

New business profit	160	180	146
Existing business profit
- Expected return	158	146	150
- Experience variances	-	3	38
- Assumption changes	24	(8)	(24)
	182	141	164
Expected return on shareholders’ net assets	75	94	93
Profit before tax, excluding volatility and other items*	417	415	403
Volatility	(774)	3	(290)
Other items*	19	38	20
Total (loss) profit before tax	(338)	456	133
Taxation	96	(137)	108
Impact of Corporation tax rate change	-	126	(4)
Total (loss) profit after tax – continuing businesses	(242)	445	237

*Other items represent amounts not considered attributable to the underlying performance of the business.

24.     European Embedded Value reporting – results for half-year to 30 June 2008 (continued)

Breakdown of income statement between life and pensions, and OEICs – Continuing businesses

	Life and pensions	OEICS	Total
	£m	£m	£m

Half-year to 30 June 2008
New business profit	138	22	160
Existing business
- Expected return	130	28	158
- Experience variances	(7)	7	-
- Assumption changes	(3)	27	24
	120	62	182
Expected return on shareholders’ net assets	71	4	7 5
Profit before tax*	329	88	417

New business margin (PVNBP)	3.6%	1.4%	3.0%
Post-tax return on embedded value*			11.7%

Half-year to 30 June 2007
New business profit	141	39	180
Existing business
- Expected return	122	24	146
- Experience variances	(9)	12	3
- Assumption changes	(45)	37	(8)
	68	73	141
Expected return on shareholders’ net assets	90	4	94
Profit before tax*	299	116	415

New business margin (PVNBP)	3.6%	2.6%	3.4%
Post-tax return on embedded value*			10.8%

Half-year to 31 Dec 2007
New business profit	129	17	146
Existing business
- Expected return	123	27	150
- Experience variances	7	31	38
- Assumption changes	(47)	23	(24)
	83	81	164
Expected return on shareholders’ net assets	89	4	93
Profit before tax*	301	102	403

New business margin (PVNBP)	3.4%	1.3%	2.9%
Post-tax return on embedded value*			10.4%

*Excluding volatility and other items.

24.     European Embedded Value reporting – results for half-year to 30 June 2008 (continued)

Economic assumptions

A bottom up approach is used to determine the economic assumptions for valuing the business in order to determine a market consistent valuation.

The risk-free rate assumed in valuing in-force business is 10 basis points over the 15 year gilt yield. In valuing financial options and guarantees the risk-free rate is derived from gilt yields plus 10 basis points, in line with Scottish Widows’ FSA realistic balance sheet assumptions. The table below shows the range of resulting yields and other key assumptions.

	30 June 2008	30 June 2007	31 Dec 2007
	%	%	%

Risk-free rate (value of in-force)	5.28	5.44	4.65
Risk-free rate (financial options and guarantees)	4.24 to 5.37	4.39 to 6.29	4.28 to 4.81
Retail price inflation	3.99	3.44	3.28
Expense inflation	4.89	4.34	4.18

Non-economic assumptions

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management’s view of future experience. These assumptions are intended to represent a best estimate of future experience.

For OEIC business, recent lapse assumption experience has been collected over a period that has coincided with favourable investment conditions. Management have used a best estimate of the long-term lapse assumption which is higher than indicated by this experience. In management’s view, the approach and lapse assumption are both reasonable.

Non-market risk

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk and the With Profit Fund these are asymmetric in the range of potential outcomes for which an explicit allowance is made.

25.      Scottish Widows – weighted sales (Annual Premium Equivalent)

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
	£m	£m	£m

Weighted sales (regular + 1/10 single)
Life and pensions:
Savings and investments	25	50	39
Protection	64	60	57
Individual pensions	163	143	130
Corporate and other pensions	203	167	185
Retirement income	50	51	50
Managed fund business	13	34	13
Life and pensions	518	505	474
OEICs	167	160	137
Life, pensions and OEICs	685	665	611

Bancassurance	260	239	219
Independent financial advisers	388	370	363
Direct	37	56	29
Life, pensions and OEICs	685	665	611

26 .     Dividend

An interim dividend for 2008 of 11.4p (2007: 11.2p), representing an increase of 2 per cent, will be paid on 1  October 2008. The total amount of this dividend is £648 million.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividend are:

Shares quoted ex-dividend	6 August 2008
Record date	8 August 2008
Final date for joining or leaving the dividend reinvestment plan	3 September 2008
Interim dividend paid	1 October 2008

On 7 May 2008, a final dividend for 2007 of 24.7p per share was paid to shareholders. This dividend totalled £1,394 million.

27 .     Other information

The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2007 were delivered to the Registrar of Companies following publication on 29 March 2008. The auditors’ report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

contacts

For further information please contact:-

Michael Oliver

Director of Investor Relations

Lloyds TSB Group plc

020 7356 2167

email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe

Senior Manager, Investor Relations

Lloyds TSB Group plc

020 7356 1571

email: douglas.radcliffe@ltsb-finance.co.uk

Leigh Calder

Senior Manager, Media Relations

Lloyds TSB Group plc

020 7356 1347

email: leigh.calder@lloydstsb.co.uk

Amy Mankelow

Senior Manager, Media Relations

020 7356 1497

email: amy.mankelow@lloydstsb.co.uk

Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group’s website - www.lloydstsb.com.

A copy of the Group’s corporate responsibility report may be obtained by writing to Corporate Responsibility, Lloyds TSB  Group plc, 25 Gresham Street, London EC2V 7HN. This information together with the Group’s code of business conduct is also available on the Group’s website.

Registered office: Lloyds TSB Group plc, Henry Duncan House, 120 George Street, Edinburgh, EH2 4LH. Registered in Scotland no. 95000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     30 July 2008